OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Mosaic Distributors, LLC

507 Calle San Pablo
Camarillo, CA 93012

https://www.chella.com/



10526 units of Common Unit

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,116,841 Common Units* ($1,060,998.95)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 10,526 Common Units ($9,999.70)

Company	Mosaic Distributors, LLC (dba Chella)
Corporate Address	507 Calle San Pablo, Camarillo, CA 93012
Description of Business	Mosaic Distributors, LLC ("Mosaic" or the "Company") is a privately held manufacturer and distributor of Chella proprietary cosmetic products which enhance the look of brows and eyes. The Company manufactures and distributes its proprietary product line: the Chella Brow & Eye Collection, whose success is achieved through the quality of the products as well as the Company's sell-through approach built around its online marketing and distribution platform.
Type of Security Offered	Common Units (the "Interests", or the "Securities")
Purchase Price of Security Offered	$0.95 per unit
Minimum Investment Amount (per investor)	$499.70

Perks*

If you invest $500.00, you will receive a Highlighter Pencil for free. MSRP is $20 (S&H an additional $6.95)

If you invest $750.00 , you will receive a Custom Eyebrow Pencil or Eyebrow Cream Kit of your choice. MSRP is up to $60 (S&H an additional $6.95)

If you invest $1,000, you will receive a Chella Gift Card for $100 of Chella Products and a Coupon Code that entitles you to save 20% on all of your purchases at Chella.com for the remainder of 2018. (Free S&H)

If you invest $ $10,000 or more you will receive a Chella Gift Card for $500 of Chella Products and a Coupon Code that entitles you to save 20% on all of your purchases at Chella.com for the remainder of 2018. (Free S&H)

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Mosaic Distributors, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Common Units at $0.95 / unit, you will receive 10 bonus units, meaning you'll own 110 Common Units for $95.   Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Mosaic is a privately held manufacturer and distributor of Chella proprietary cosmetic products which enhance the look of brows and eyes. The Company is headquartered in

Camarillo, CA where it manufactures and distributes its proprietary product line: the Chella Brow & Eye Collection (over 60+ SKU's), whose success is achieved through the quality of the products as well as the Company's sell-through approach built around its online marketing and distribution platform. The Company is led by Chris Kolodziejski whose 30-year career in business includes profitable management of businesses in real estate, corporate finance and cosmetics (since 2003).

Chella products are being successfully sold through multiple distribution channels including 1) over 190 day spas and hair salons, 2) www.chella.com, amazon.com and other online channels, 3) and direct to consumer Glam Bag retailers (Ipsy, Birchbox, etc.).

Sales, Supply Chain, & Customer Base

Under the Chella brand, Mosaic formulates its proprietary line of products across the brow and eye care spectrum. The Company prides itself on its ability to distribute these premium cosmetic brands to premier retailers throughout the United States and around the world. The Company also currently provides a comprehensive level of product development, marketing, sales, wholesale customer training and other support for all Chella beauty products. This line is promoted as the Chella Brow & Eye Collection. This brand has been actively and successfully sold into the "Prestige" target market, since its development and launch in 2011.

The Prestige market, for beauty products, is generally defined as customers with significant disposable income who demand higher-quality branded products. These sell at higher price points (and with higher margins.)

 Through its distribution strategy, the Company is capitalizing on the important shift now occurring in the sale and distribution of Prestige beauty products from higher-end retail stores such as Bloomingdale's and Neiman Marcus to specialty stores, salons, spas., direct-to-consumer services and online merchandizing. Mosaic's success in selling its products through the Amazon platform and its increasing social media footprint also has increased distribution brand awareness throughout the US.

Competition

Direct competitors in the eye and brow category are other companies specializing in prestige beauty products:

- Benefit Cosmetics, LLC (subsidiary of LVMH)
- Anastasia Beverly Hills, Inc.
- Current focus: Internet, Department Stores, Spas, Salons and Specialty Retail

Liabilities

Long Term Liabilities as of 12-31-2017 are $272,665

$2,000,000 Senior Convertible Notes: Agreed in Jan 1st of 2017 to convert into Series Preferred Equity in MDL and is no longer debt to the company.

$240,000 Senior Bridge Notes

Current Liabilities as of 12-31-2017 are $2,113,673

$947,303 as a Subordinated Unsecured Note: This is a loan that Mosaic Marketing Partners made to Mosaic Distributors, LLC (MDL) to facilitate the purchase of all Chella Assets by MDL. It accumulates interest at 1.5% a year.

$80,000 of Subordinated Bridge Notes: $30,000 has been paid in full of converted into MDL Common Units.

Litigation

Both of these entities below and filed lawsuits and we are in negotiations with both to settle.

Robert Half filed a Summons of Jan 22 2018 the :"Demand of the Complaint" is for $32,069.67 The case # BC691303 is in LA Superior Court. Our defense is that the temporary services provided by Robert Half were flawed. We are in negotiations for a settlement amount with the Plaintiff.

Audra Cooper filed a Summons on April 26th 2018. The Demand of Complaint is for $103,896.03. The case # is 56-2018-00510455-CU-BC-VTA. Our defense is that the Plaintiff originally agreed to take a portion of invested funds lent to the company as debt and convert those funds into equity... they subsequently changed their mind and demanded payment. We are in negotiations for with the Plaintiff for a settlement.

The team

Officers and directors

Chris Kolodziejski	CEO, Founder & Managing Member

Chris Kolodziejski
In 2003, Mr. Kolodziejski created the Chella brand and oversees all aspects of the Company. Mosaic Distributors, LLC (MDL) was founded in October 08, 2012 for purposes of distribution and company structuring and went on to purchase the Chella brand in 2013. Chris has been working full time at MDL since its acquisition of the Chella brand. Chris's dynamic approach puts an emphasis on beauty service events and demonstrations with the goal of making each customer more beautiful. Additionally, comprehensive training and education for all Chella Partners has become a foundational aspect and part of the Chella strategy. This effort creates very positive branding, real life results and gives Chella a competitive advantage over others in the Prestige market. Mr. Kolodziejski received a Finance degree from

University of Wyoming and played professional football for the Pittsburgh Steelers. In addition, he also has thirty years of experience in business including real estate development, investment banking, corporate finance and finally, cosmetics.

Number of Employees: 10

Related party transactions

The managing member is paid a guaranteed payment of $200,000 annually. The amounts actually paid for 2015, 2016 & 2017 are $0, $118,220, & $72,000, respectively, and the Company deferred compensation of $81,780, and $128,000 for years ended 2016, and 2017, respectively. The Company owes its managing member for accrued interest and penalties on Senior Bridge Notes and Bridge Loans $1,685, $16,856, and $24,545 as of December 31, 2015, 2016, & 2017, respectively. The legacy investors in Mosaic Marketing Partners are owed accrued interest and penalties of $39,839, $56,761, & $73,636 in 2015, 2016, & 2017, respectively. The Company paid the managing member and Mosaic Marketing Partners $0 in interest in 2015, 2016, & 2017. $20,000 of the managing member's accrued interest payable was converted to Series A Preferred Shares in 2017.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company itself has limited operating history or track record.** The Membership Interests being offered should be considered a highly speculative investment. Anyone investing in the Membership Interests should do so only if they are financially able to sustain the loss of their entire investment and should recognize that such a possibility exists.
- **The Company's financial projections are dependent on the successful implementation of management's business strategies and are based on assumptions and events over which the Company only has partial or no control, and may prove to be inaccurate.** This Offering is associated with a plan to grow the sales and marketing capability of the Company, provide working capital, and to add staff as necessary to serve a growing client base. Any inability to manage this process effectively would have a material adverse effect on the Company's business.
- Competitors with greater financial resources could use pricing or other strategies to prevent the Company from achieving its objectives and may gain market share. **This may have a material adverse impact on the financial position of the Company.** The Membership Interests offered are not part of a publicly registered security and will have no liquidity through a formal secondary market.
- Due to the size of the organization, the Company has a significant reliance on certain key personnel, particularly Chris Kolodziejski. If the Company is unable to retain key personnel it could jeopardize the Company's ability to implement its business plan, its relationships with its customers, and its financial stability. The Company issued Senior Secured Convertible Notes ("Convertible Notes")

that were originally due on February 28, 2015, and were extended until December 31, 2015, along with additional issuance of Bridge Notes.. The Company did not repay the outstanding Convertible Notes or the Bridge Notes and thus they have been in default. As of November 1, 2016 less than all the Convertible Note-holders elected to convert their outstanding interest, principal and penalties into Preferred Interests. However as of this date, all Convertible Note-holders have agreed to convert their outstanding principal, interest and penalties into this offering, effective November 1, 2016. The Bridge Note holders have agreed to convert a portion of their accrued interest and penalties into this offering, forgive the other portion of these accrued amounts and defer repayment of their principal (with no further accrued interest due) at such time as the Company, in its discretion has funds sufficient to make that repayment.

- **Any negative changes in economic conditions could have a material adverse effect on the Company's business.** The Company's officers and managers will not be liable for the obligations of the Company solely by reason of being officers or managers or participating in the management and control of the Company's business and affairs.

- **New Beauty Magazine, a vendor to the predecessor business Mosaic Marketing Partners, LLC ("MMP LLC"), filed an amended legal complaint against MMP in 2014 for unpaid claims. MMP settled with New Beauty in the form of a stipulated judgement, entered March 24, 2015, in the amount of $70,000. As such, New Beauty will have a priority claim against certain future royalties due MMP from Mosaic Distributors, if earned and paid in the future.** The Company reserves the right to accept or reject proposed investments in its sole discretion. Subject to this discretion, we intend to accept investments on a "first-come, first-served" basis with no assurance that an Investor's commitment will be accepted in whole or in part by the Company should it raise more or less funds than are needed to complete this Offering.

- **No assurance can be given that the Company will be able to conduct its operations without incurring costs in excess of those estimated. If the revenues generated from the Company's operations are insufficient to satisfy the Company's operating costs, the Company may seek to sell additional equity or secure debt financing.** Management will have some flexibility in applying the net proceeds from this Offering and may apply the proceeds in ways with which investors may disagree. The failure to apply these funds effectively could materially harm the Company's business.

- **Growth** The Company may experience a period of growth that could place a significant strain on its resources. The Company's ability to manage growth successfully will require the Company to continue to improve its operational, management and financial systems and controls, expand its work force, and require substantial other resources.

- **Federal, State, and Local Laws** The Company is subject to federal, state and local laws, regulations and ordinances. Difficulties or failures in complying with these regulations could adversely affect the operations of the Company. In addition, changes to such laws, regulations or ordinances may adversely affect the Company's performance by increasing the Company's costs or affecting its sales

- of certain products.
- **Current Market** There is currently no market for the Company's Interests, and none is anticipated to develop in the foreseeable future. An investor will likely be unable to sell or otherwise dispose of his or her Interests if such investor needed to liquidate his or her investment in the near future.
- **Management** The Company's officers and managers will not be liable for the obligations of the Company solely by reason of being officers or managers or participating in the management and control of the Company's business and affairs.
- **Reporting Requirements** The Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
- **Audits** There is a possibility that the IRS will audit the Issuer's income tax returns. If that happens, your tax return might also be audited.
- **IRS Tax Ruling** We have not requested and will not request any tax ruling from the IRS regarding the tax consequences of the Company's activities. Accordingly, there is no certainty as to the tax consequences of investing in the Company. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.
- **Federal Income Tax Law** No assurance can be given that the current Congress or any future Congress will not enact federal income tax legislation that could adversely affect the tax consequences of participating in this Offering.
- **Other Possible Risks** In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. Prospective Investors reviewing this Memorandum should keep in mind other possible risks that could be important to the success of their investment in the Company.
- **Litigation** Robert Half filed a Summons of Jan 22 2018 the :"Demand of the Complaint" is for $32,069.67 The case # BC691303 is in LA Superior Court. Our defense is that the temporary services provided by Robert Half were flawed. We are in negotiations for a settlement amount with the Plaintiff. Audra Cooper filed a Summons on April 26th 2018 The Demand of Complain is for $103,896.03. The case # is 56-2018-00510455-CU-BC-VTA. Our defense is that the Plaintiff originally agreed to take a portion of invested funds lent to the company as debt and convert those funds into equity… they subsequently changed their mind and demanded payment. We are in negotiations for with the Plaintiff for a settlement.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Chris Kolodziejski, 32.28% ownership, Common Units/Series A Preferred Membership Interests

Classes of securities

- Series A Participating Preferred Membership Interests: 5,908,758

Preferred Return on Investment

The Preferred Interests will entitle Investors to a 6% compounding annual return on investment on any outstanding invested capital (the "Preferred Return") from quarterly distributions made by the Company. These returns cannot be guaranteed.

Preferred Return of Capital

Investors in the Preferred Interests will receive a return of all of their invested capital (the "Investment Principal") before distributions are made to holders of Common Interests. This repayment of Investment Principal will be made pro-rata to all investors having any Investment Principal which remains outstanding from this Preferred Interests offering. These returns cannot be guaranteed.

Distributions to Preferred Investors

When the Company management has determined that funds are available for distribution to Preferred Interest Investors, distributions will be apportioned as set forth below. The Company does not guarantee that funds will be available for these distributions.

Cash available for distribution will be distributed:

1. First, to the Preferred Interest Investors to the extent of their respective unpaid Preferred Return;
2. Second, to the Preferred Interest Investors in proportion to and to the extent of the positive balances of their unreturned Investment Principal until the balances thereof are reduced to zero;
3. Third, pro-rata to the Preferred Interest investors in amounts equal to their Common Interests on an "as converted" basis.

Automatic Conversion of Preferred Interest to Common Interests

The Preferred Interests will automatically convert to Common Interests in the Company once the Investors have received distributions sufficient to return all of their accrued, outstanding Preferred Return and their Investment Principal.

Voting Rights *(of this security)*

Generally, Members investing pursuant to this offering summary have no voice or participation in the management of the Company with the exception of removal of the Manager, and Major Decisions defined in Article 10.3 of the Second Amended and Restated Operating Agreement ("Operating Agreement") to include any amendment to the Operating Agreement, voluntary withdrawal of the Manager, actions taken in contravention to the Operating Agreement and the transfer of substantially all of the Company's assets. Members also have the right to vote on the issuance of additional Units being created for additional equity capital raises.

Distribution Rights

The Manager, in its sole discretion, may make distributions to unit holders if funds are not required for the timely payment of Company debts or obligations, or necessary to reserve for improvements, working capital, contingencies or other business purposes. Distributions are not payable during the term of the Senior Secured Convertible Notes unless otherwise approved by a majority of the convertible note holders. Subject to preferences granted to the owners of the Secured Convertible Notes, and the Royalty Payment due pursuant to Company's purchase of the Chella assets from Mosaic Marketing Partners, LLC ("MMP"), remaining operating cash may be distributed to Members in an amount equal to their pro rata share of Member Units after payment to the Series A Preferred Unit Holders of their preferred return and any outstanding unpaid contribution. The payment of dividends on the Units will be a business decision to be made by the Manager and approved by the Board, if any, from time to time based upon the results of our operations and our financial condition and any other factors that our Manager and board of directors considers relevant. Payment of dividends on the Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution from operating cash and is not likely to pay distributions from operating cash in the foreseeable future, which means that Members may not receive any return on their investment from distributions of operating cash.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, Members are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preferences on the Senior Secured Convertible Notes, Series A Preferred Unit Holders, royalty due on the Chella asset purchase and interest and principal on an unsecured note to MMP.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Units are subject to and may be adversely affected by, the rights of the holders of the Senior Secured Convertible Notes, Series A Preferred Unit Holders, amounts owed to MMP, and any additional classes of preferred stock that we may be authorized to issue in the future.

Limitations

None of the Unit holders shall have the authority or power in their capacities as Unit holders to: (i) act as agent for or on behalf of the Company or any other Member; (ii) do any act which would be binding on the Company or any other Member; (iii) incur any expenditures on behalf of or with respect to the

Company; or (ii) demand or receive property other than money in lieu of any Distribution from the Company (except as expressly authorized by the Manager in its sole discretion).

- Common Units: 7,450,352

Voting Rights *(of this security)*

Generally, Members investing pursuant to this offering summary have no voice or participation in the management of the Company with the exception of removal of the Manager, and Major Decisions defined in Article 10.3 of the Second Amended and Restated Operating Agreement ("Operating Agreement") to include any amendment to the Operating Agreement, voluntary withdrawal of the Manager, actions taken in contravention to the Operating Agreement and the transfer of substantially all of the Company's assets. Members also have the right to vote on the issuance of additional Units being created for additional equity capital raises.

Distribution Rights

The Manager, in its sole discretion, may make distributions to unit holders if funds are not required for the timely payment of Company debts or obligations, or necessary to reserve for improvements, working capital, contingencies or other business purposes. Distributions are not payable during the term of the Senior Secured Convertible Notes unless otherwise approved by a majority of the convertible note holders. Subject to preferences granted to the owners of the Secured Convertible Notes, and the Royalty Payment due pursuant to Company's purchase of the Chella assets from Mosaic Marketing Partners, LLC ("MMP"), remaining operating cash may be distributed to Members in an amount equal to their pro rata share of Member Units after payment to the Series A Preferred Unit Holders of their preferred return and any outstanding unpaid contribution. The payment of dividends on the Units will be a business decision to be made by the Manager and approved by the Board, if any, from time to time based upon the results of our operations and our financial condition and any other factors that our Manager and board of directors considers relevant. Payment of dividends on the Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution from operating cash and is not likely to pay distributions from operating cash in the foreseeable future, which means that Members may not receive any return on their investment from distributions of operating cash.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, Members are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preferences on the Senior Secured

Convertible Notes, Series A Preferred Unit Holders, royalty due on the Chella asset purchase and interest and principal on an unsecured note to MMP.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Units are subject to and may be adversely affected by, the rights of the holders of the Senior Secured Convertible Notes, Series A Preferred Unit Holders, amounts owed to MMP, and any additional classes of preferred stock that we may be authorized to issue in the future.

Limitations

None of the Unit holders shall have the authority or power in their capacities as Unit holders to: (i) act as agent for or on behalf of the Company or any other Member; (ii) do any act which would be binding on the Company or any other Member; (iii) incur any expenditures on behalf of or with respect to the Company; or (ii) demand or receive property other than money in lieu of any Distribution from the Company (except as expressly authorized by the Manager in its sole discretion).

- Warrants to Purchase Common Units: 2,382,665

Member Rights

On exercise, the holders of the warrants shall be entitled to all rights and privileges applicable to the Common Units issued under the Operating Agreement of the Company, as amended from time to time, and, if not already admitted, shall be admitted as a Member.

Reserved Common Units

The Company will at all times reserve and keep available such number of Common Units, free from all preemptive or similar rights therein, as will be sufficient to permit the exercise of the warrants in full. The Company will not, by amendment of its Operating Agreement or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of these warrants.

Voting Rights *(of this security)*

Until exercised, these securities have no voting rights. Once exercised, the owners of these securities will acquire common units with the same rights and privileges described above.

Dividend Rights *(include if applicable)*

Until exercised, these securities have no dividend rights. Once exercised, the owners of these securities will acquire common units with the same rights and privileges described above.

Rights to Receive Liquidation Distributions

Until exercised, these securities have no liquidation distribution rights. Once exercised, the owners of these securities will acquire common units with the same rights and privileges described above.

What it means to be a Minority Holder

As a minority holder of common units, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, managers, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Year ended December 31, 2017

Revenue

Revenue for 2017 was up compared to 2016. This was largely driven by internet sales, in particular through Amazon and other internet vendors, for which revenue tripled, as well as the through the Company's corporate web site. Sales to salon and spas increased as well from 2016-2017. During 2017, the Company discontinued its "brow bar" channel, and as such revenues contributed from that channel were down year over year.

Cost of Goods Sold

Cost of goods sold decreased from 2016 to 2017, despite increased revenues. This was largely due to a increase in higher margin sales (from internet sales) and decreased lower margin sales (brow bar sales).

Gross Profit

Gross Profit increased by approximately 75% from 2016 to 2017. The was due to both increased sales and decreased cost of goods sold, driven by the Company's focus on higher margin sales channels and the discontinuation of lower margin channels.

Expenses

Expenses were down approximately 30% from 2016 to 2017. The Company reduced fixed and variable overhead costs as well as general and administrative costs. Selling and marketing expenses increased in 2017. Interest expenses decreased by approximately 65% due to the conversion of the Company's convertible notes into Series A Preferred Membership Interests.

Net Income

Net income increased by approximately $1.3MM in 2017 due to increased revenues and decreased cost of goods sold and and expenses.

Year ended December 31, 2016

Revenue

Revenue for 2016 was relatively flat, with a slight increase of approximately $40,000 from 2015. This was due in part to a theft of the Company's inventory in April 2016. The Company received insurance proceeds for the business disruption, but was nonetheless unable to meet demand while inventory was replenished. The Company's largest revenue channel was the sale of product through glam bags, while brow bar sales made up a the next largest percentage of revenue.

Cost of Goods Sold

Cost of goods sold decreased by approximately $25,000, despite increased sales, due to increased sales through higher margin products.

Gross Profit

Gross Profit increased by approximately 14% from 2015 to 2016. The was due to a slight increased in sales decrease in cost of goods sold.

Expenses

Expenses increased by approximately 25% in 2016 as compared to 2015. This was largely related to an increase in general and administrative expenses and selling and marketing expenses as the Company increased it's brand exposure. Overhead expenses were down slightly year over year. Interest expense increased due to the

Company defaulting on it's Convertible Notes and Bridge Notes and subsequently paying a default premium in interest expense.

Net Income

Net income decreased by approximately $350,000 in 2016 due largely to increased expenses, as gross margin was relatively flat from 2015 to 2016.

Financial Milestones

Chella is now a different business in many ways than was originally projected when it was founded in 2013.

- The product lines (and arguably target consumers) were previously divided between "anti-aging products" (39 skin related SKU's targeting baby boomers) and the "Brow & Eye Collection" (45 SKU's targeting Millennials for the most part).
- Distribution prioritized salons and spas (the "Professional Beauty" market) with an expectation that a presence within beauty schools would further drive eventual "brick and mortar" sales.
- The Internet did not factor significantly in projected sales (<3%).
- "Glam Bag" distribution (1% projected) was a new concept. Neither the Company (nor the rest of the industry) then appreciated its impact on building brand value directly with consumers, leading "influencers" (a YouTube and more recently an Instagram phenomenon) and validation for traditional distribution channels which can now directly track consumer appeal for every new product introduction they consider.

Under Chris Kolodzieski's leadership, Chella has evolved:

- Singularly focusing its 45+ SKU's on <u>brows</u> (the fastest growing category within the beauty industry and 100% of projected Chella sales),
- Capitalizing on the <u>growing dominance of internet channels</u> (65% of March 2018 sales, largely Amazon and soon including YUME via TMALL in China).
- <u>Glam Bags</u> annual distribution has grown from 50,000 in 2014 to 2,000,000 units forecasted, direct to consumers, in 2018.
- <u>Chella's 90,000+ consumer reviews and support via social media</u> are validating Chella product quality and support the Company's sales efforts to salons, spas and specialty retailers. Further, the level of "reverse inquiry" from potential wholesale customers has growth from one per month to almost daily and the time to an initial purchase order is significantly reduced.
- <u>Chella is now being considered by largest retailers</u> – Bloomingdales expected to commit soon, with Sephora and Ulta now considering.

Sales Activity and P&L Performance

Sales - Sales are growing, both internet and brick and mortar. In 2017 the Company had sales of approximately $1.5mm. To date the Company has either booked, PO's in hand or verbal orders from repeat wholesale customers for about $1.5 million.   It also has:

- A pending order with a new customer for another $1.5+ million.
- A significant sales pipeline (see attached)
- Existing spas/salon (wholesale) reorders,
- Ongoing internet and growing (direct consumer) sales.

Chella products are, for the most part, "consumable", so refill orders are a growing part of the sales mix.

In the late summer of 2016 Amazon sales were approximately $1,000/month...they averaged $1,000/day in March 2018 despite the four leading products being out of stock (they are restocked now). 10%+/month internet growth is expected, based upon an Amazon-specific marketing strategy and on predictable cross-over sales from 2,000,000+ Glam Bag deliveries forecast for 2018. The Company is now implementing multi-store launches for several new spa/salon customers (e.g. SpaVia, 10 of 40 successfully launched, advanced discussions with Bloomingdales (40+ stores), etc.).

A new category for Chella is "direct response", including QVC, the Shopping Channel and HSE. Chella is scheduled to launch on QVC.com in May and has been told it will be aired on TV on either QVC or BeautyiQ (the new beauty product specific channel for QVC) in June. Additionally, Chella has been selected for TV spots on QVC-France , HSE-Germany and The Shopping Channel in Canada.

P&L – The company has reach a consistent level of monthly sales such that its gross margin is now sufficient to cover G&A expenses as well as most of the sales and marketing expense. To the extent that losses are incurred, they are done to drive higher gross revenue.

Like virtually all of the beauty industry, Chella enjoys very strong gross margins for its sales (90% avg. during 1Q18, a blend of wholesale and direct to retail). Sales to Glam Bag distributors typically have only 0-15% gross margins, but they are still very attractive in that these sales are actually a profitable means for customer acquisition and brand development (via social media input by consumers). Given the likelihood for future replenishment sales to these consumers, but at full margin, they are providing a valuable channel for further building the overall business and amplifying the brand message and awareness.

Funding & Accounts Payable/Inventories

Funding – To date, the Company has issued $3,700,000 of the Series A Preferred Interests under a Regulation D, Rule 506(b) exemption. The Company is seeking to issue $1,300,000 to accredited investors.

Accounts Payable/Inventories – Last September, accounts payable had grown to over

$800,000 and represented a major risk to operations as several major suppliers suspended production and delivery of Chella - branded product. Payables have since been reduced to approximately $400,000, and all vendors are working with the company for new orders. Chella product inventories are now at an all time high due to recent deliveries ($850,000 cost-of-goods book value representing a retail market value of over $8mm).

Mosaic Distributors Projected Income Statement					
	2018	2019	2020	2021	2022
Revenue	3,087,497	5,260,815	9,261,976	13,456,816	19,694,227
Revenue Growth Rates	69.1%	76.0%	45.0%	46.3%	
Cost of Goods Sold	1,127,261	1,522,871	2,095,190	2,663,035	3,397,012
Gross Profit	1,960,236	3,737,945	7,166,786	10,793,781	16,297,214
Margin	63%	71%	77%	80%	83%
Total Expenses	1,331,844	1,848,519	3,440,538	5,148,819	7,749,341
EBITDA	628,392	1,889,426	3,726,248	5,644,962	8,547,874
Margin	20%	36%	40%	42%	43%

Projection Assumptions

The above projections are built using the following assumptions:

- Revenue is built up in the following divisions
  - Corporate Web Sales
  - Internet Sales
  - Beauty Retail
  - Pro Beauty Salon and Spa
  - Professional Distribution
  - International Sales
  - Trade Show revenue
  - Direct to Stylists
  - Shopping Channels & Catalogs
  - Glambag sales
  - Misc./Other revenue
- 2018 revenues are based on the Company's projected pipeline of new business by

customer division
- 2019 - 2022 revenues are built up by division based on growth rates for each division
- Cost of goods sold are assumed based on individual division margins
- Expenses are separated into Selling Expenses, Marketing Expenses, Social & Education Expenses, and General and Administrative Expenses
- Expenses are calculated by division using percentages of total sales in that division with a monthly floor for total expenses

Liquidity and Capital Resources

The Company is currently operating at approximately break even in operating profit on a monthly basis. However, the Company has working capital needs to maintain and grow inventory for increased sales, as well as outstanding accounts payable that need to paid down to continue operations.

The funds from this offering will be used to provide the Company with working capital and liquidity needed to increase sales and inventory. Raising the maximum offering amount will give the Company greater flexibility to meet its demand adequately. If the Company raises the minimum amount, it will continue to grow its inventory and sales organically, which may slow sales growth. The Company is not dependent on this capital raise to maintain operations at its current level.

Indebtedness

The Company currently has an indebtedness in the following amounts: $240,000 Senior Bridge Notes - In 2015/2016 the Company issued bridge notes in the amount of $240,000. Those notes have not been redeemed and but are not accruing interest. The Note holders agreed to convert approximately half of their accrued interest into the Company's Series A Preferred Membership Interest and have forgiven the remaining accrued interest and penalties. $50,000 of Bridge Loans - The Company is indebted to a certain lender in the amount of $50,000. The Company is in discussions with the lender to convert some or all of this debt into equity. $31,765.83 of Short Term Loans - The Company took a short term loan from Amazon that will be paid back in 2018. $947,303 - The Company has a Junior Note outstanding to Mosaic Marketing Partners for the acquisition of the Chella brand in 2013. This indebtedness has no required amortization. See Financial Statements below for additional information.

Recent offerings of securities

- 2013-09-09, Regulation D Rule 506(b), 2000000 Senior Secured Convertible Notes with Warrants. Use of proceeds: Inventory Acquisition, Repayment of Loans, Payments to Consultants, 6 months' interest expense, working capital, closing costs
- 2015-09-22, Regulation D Rule 506(b), 200000 Senior Secured Notes. Use of proceeds: Working Capital, Closing costs
- 2016-11-05, Regulation D Rule 506(b), 5000000 Series A Participating Preferred

Membership Interests. Use of proceeds: Working Capital, Sales & Marketing Expenses, Payment of Accrued Interest & Penalties, Closing Costs

Valuation

$14,954,686.20

The Company has previously raised approximately $1,500,000 of Series A Participating Preferred Membership Interests based on a pre-money valuation of $9,500,000. Given this equity raise and continued improvements in the Company's operations, the Company believes that $15MM is a fair value for the units being offered.

Discounted Cash Flow Analaysis

Free Cash Flow Calculation

($000s)

Income Statement	2018	2019	2020	2021	2022
Net Sales	3,087	5,261	9,262	13,457	19,694
COGS	1,127	1,523	2,095	2,663	3,397
Gross Profit	1,960	3,738	7,167	10,794	16,297
SG&A	1,332	1,849	3,441	5,149	7,749
EBITDA	628	1,889	3,726	5,645	8,548
Dep. & Amort.	72	63	58	47	42
EBIT	556	1,827	3,668	5,598	8,506
Income Tax	-	-	-	-	-
EBIAT	556	1,827	3,668	5,598	8,506
Plus: Dep. & Amort	72	63	58	47	42
Less: CapEx	-	-	-	-	-
Less: Inc. (Dec.) in NWC	(517)	(303)	(621)	(676)	(1,150)
Free Cash Flow to the Firm	112	1,586	3,105	4,969	7,397

WACC

Average Capitalization

% Debt	17.10%
% Equity	82.90%
Cost of Debt	
Average Cost of Debt	3.00%
Tax Rate	0.00%
After tax Cost of Debt	3.00%
Cost of Equity (assumed)	
Cost of Equity	35.00%
WACC:	**29.53%**

Enterprise Value		Implied Equity Value		Implied Perpetuity Growth Rate	
Terminal Year EBITDA	8,548		YE 2017	Terminal Value	85,479
Terminal Multiple	10.0x	Enterprise Value	29,699	Terminal Year FCF	7,397
Terminal Value	85,479	Less: Total Debt	(1,614)	WACC	29.5%
		Less: Preferred Equity*	(5,332)	Implied Growth Rate	19.2%
PV of Free Cash Flow	6,255	Plus: Cash	194		
PV of Terminal Value	23,445	Equity Value	22,947		
Enterprise Value	29,699				

*Preferred Equity Value is shown using the full $5MM in the round. Although the YE 2017 balance was $4,244,309, the remainder was raised in early 2018. This value also includes the accrued preferred dividend as of YE 2017.

As shown above, the Company's projections imply an equity value exceeding that at which these securities are offered. Management therefore believes that it is offering these securities at a more conservative valuation in order to improve the attractiveness of this investment as well as to show a more modest increase in valuation from its recent Series A preferred equity offering, as described above.

USE OF PROCEEDS

SOURCES	Minimum Investment Amount	Maximum Investment Amcoun
Raise Amount	9,999.70	1,060,998.95
Start Engine CF fee (6%)	599.98	-63,659.94
Net Proceeds	9,399.72	997,339.01
USES		
Inventory		250,000.00
New Product		36,340.06

Development Marketing		
Focus Group		50,000.00
ROI Based Media Budget		200,000.00
Reserves		160,998.95
Web Site Re-Design		50,000.00
Working Capital	9,399.72	250,000.00
Total Use of Net Proceeds	9,399.72	997,339.01

The funds from this offering will be used to provide the Company with working capital and liquidity needed to increase sales and inventory. This will give the Company greater flexibility to meet its demand adequately and grow inventory such that sales growth will not be hindered.

Please refer to the table above to have a more detailed idea on how the funds will be allocated.

Irregular Use of Proceeds

The Company does not expect any Irregular Use of Proceeds. However, as the majority of funds raised will be used for working capital as the Company grows it's operations, management will have some flexibility over specific uses of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at www.Chella.com/AnnualReports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mosaic Distributors, LLC

[See attached]

MOSAIC DISTRIBUTORS, LLC

REVIEW REPORT & FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2016 & 2017

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Mosaic Distributors, LLC
507 Calle San Pablo
Camarillo, CA

We have reviewed the accompanying financial statements of Mosaic Distributors, LLC (a California Limited Liability Company), which comprise the balance sheets as of December 31, 2015, 2016, and 2017 and the related statements of income and changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Goldman & Company CPA's PC

Goldman & Company, CPAs, P.C.
Marietta, Georgia
May 23, 2018

1

goldman & COMPANY, CPAs

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683


Mosaic Distributors, LLC
Balance Sheets
as of December 31, 2015, 2016, and 2017


		2015		2016		2017
ASSETS						
Current Assets						
Cash and Cash Equivalents	$	4,804	$	3,548	$	194,460
Loans to Employees		3,557		3,557		-
Accounts Receivable		19,477		31,645		58,364
Paypal other Rcvbls		-		1,290		-
Inventory		757,813		223,103		378,932
Other Current Assets		-		3,481		4,946
Deposits on Orders		33,264		33,265		62,943
Prepaid Expenses		5,199		42,160		-
Total Current Assets		**824,114**		**342,049**		**699,645**
Other Assets						
Leasehold Deposit		2,977		2,977		2,977
Goodwill		437,944		437,944		437,944
Accumulated Amortization		(107,428)		(136,639)		(165,850)
Total Other Assets		**333,493**		**304,282**		**275,071**
Fixed Assets						
Automobile		-		-		37,000
Office Equipment		134,911		134,911		134,909
Accumulated Depreciation		(81,807)		(89,068)		(94,254)
Total Fixed Assets		**53,104**		**45,843**		**77,655**
Total Assets	$	**1,210,711**	$	**692,173**	$	**1,052,371**
LIABILITIES						
Current Liabilities						
Accounts Payable	$	176,647	$	737,906	$	653,355
Other Current Liabilities		12,023		5,236		1,869
Accrued Interest Payable		583,711		1,171,622		293,784
Accrued Partner Payments		-		-		116,674
Automobile Loans, Current		-		-		4,335
Subordinated Bridge Notes		80,000		80,000		80,000
Amazon Loan		-		-		16,354
Subordinated Unsecured Note						947,303
Total Current Liabilities		**852,381**		**1,994,764**		**2,113,673**
Long Term Liabilities						
Senior Convertible Notes, net of loan costs		1,989,875		2,000,000		-
Senior Bridge Notes		200,000		240,000		240,000
Automobile Loan		-		-		32,665
Subordinated Unsecured Note		947,303		947,303		-
Total Long Term Liabilities		**3,137,178**		**3,187,303**		**272,665**
Total Liabilities		**3,989,559**		**5,182,067**		**2,386,338**
MEMBERS' EQUITY						
Series A Pref Equity		450,000		550,000		4,244,309
Common Units		-		-		-
Additional Paid in Capital		140,000		200,000		210,000
Retained Earnings (Deficit)		(1,855,763)		(3,368,848)		(5,239,894)
Net Income (Loss)		(1,513,085)		(1,871,046)		(548,382)
Total Members' Equity (Deficit)		**(2,778,848)**		**(4,489,894)**		**(1,333,968)**
Total Liabilities & Members' Equity	$	**1,210,711**	$	**692,173**	$	**1,052,371**


See Accountant's Review Report

2


Mosaic Distributors, LLC
Statements of Income
For the years ended December 31, 2015, 2016, and 2017

	2015	2016	2017
Net Revenue	$ 1,106,861	$ 1,146,063	$ 1,347,541
			-
Cost of Sales	650,821	626,161	443,888
Gross Profit	456,040	519,902	903,653
Variable Overhead	148,640	138,163	69,985
Fixed Overhead	120,594	118,179	44,604
Selling & Marketing Expenses	253,752	399,784	412,405
Research & Development	-	3,265	-
General & Administrative Expenses	828,188	1,093,537	688,729
Depreciation and Amortization Expense	87,296	46,597	34,397
Total Expenses	1,438,470	1,799,525	1,250,120
Net Income (Loss) from Operations	(982,429)	(1,279,623)	(346,467)
Interest Expense	(530,656)	(591,429)	(201,934)
Interest Income	-	6	-
Other Income	-	-	19
Total Other Income and Expense	(530,656)	(591,423)	(201,915)
Net Income (Loss)	$ (1,513,085)	$ (1,871,046)	$ (548,382)

Mosaic Distributions, LLC
Statements of Changes in Members' Equity
For the years ended December 31, 2015, 2016, and 2017

	Common Interest Amount	Preferred Interest Amount	Additional Paid in Capital	Retained Earnings/(Deficit)	Total Members' Equity (Deficit)
BALANCE - December 31, 2014	$ -	$ 450,000	$ 80,000	$ (1,855,763)	$ (1,325,763)
Contributions	-	-	60,000	-	60.000
Distributions	-	-	-	-	-
Net Income (Loss)	-	-	-	(1,513,085)	(1,513,085)
BALANCE - December 31, 2015	$ -	$ 450,000	$ 140,000	$ (3,368,848)	$ (2,778,848)
BALANCE - December 31, 2015	$ -	$ 450,000	$ 140,000	$ (3,368,848)	$ (2,778,848)
Contributions	-	100,000	60,000	-	160,000
Distributions	-	-	-	-	-
Net Income (Loss)	-	-	-	(1,871,046)	(1,871,046)
BALANCE - December 31, 2016	$ -	$ 550,000	$ 200,000	$ (5,239,894)	$ (4,489,894)
BALANCE - December 31, 2016	$ -	$ 550,000	$ 200,000	$ (5,239,894)	$ (4,489,894)
Contributions	-	3,694,309	10,000	-	3,704,309
Distributions	-	-	-	-	-
Net Income (Loss)	-	-	-	(548,382)	(548,382)
BALANCE - December 31, 2017	$ -	$ 4,244,309	$ 210,000	$ (5,788,276)	$ (1,333,968)

Mosaic Distributors, LLC
Statements of Cash Flows
for the years ended December 31, 2015, 2016, and 2017

	2015	2016	2017
Cash Flows From Operating Activities:			
Net Income (Loss)	$ (1,513,085)	$ (1,871,046)	$ (548,382)
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Depreciation and Amortization	87,296	46,597	34,397
Accrued interest converted to equity	-	-	1,059,308
Non-cash member unit compensation	60,000	60,000	10,000
(Increase) Decrease in Operating Assets:			
Accounts Receivable - Trade	36,887	(13,459)	(25,428)
Inventory	258,099	534,710	(155,829)
Prepaid Expenses & Other Current Assets	(22,932)	(39,501)	13,631
Other Assets	(5,706)	(941)	941
Increase (Decrease) in Operating Liabilities:			
Accounts Payable - Trade	(107,674)	561,259	(84,552)
Accrued Expenses	506,390	581,124	(764,531)
Net Cash Provided (Used) by Operating Activities	812,360	1,729,790	87,937
Cash Flows From Investing Activities:			
Purchase of Furniture Fixtures and Equipment	(27,687)	-	(36,997)
Net Cash (Used) by Investing Activities	(27,687)	-	(36,997)
Cash Flows From Financing Activities:			
Increase (Decrease) in Note Payable	704,576	40,000	53,354
Proceeds From the sale of Preferred Units	-	100,000	635,000
Net Cash Provided by Financing Activities	704,576	140,000	688,354
Net Increase (Decrease) in Cash and Cash Equivalents	(23,836)	(1,256)	190,912
Cash and Cash Equivalents - Beginning of Period	28,640	4,804	3,548
Cash and Cash Equivalents - End of Period	$ 4,804	$ 3,548	$ 194,460
Supplemental Disclosures:			
Cash Paid During the Year For:			
Interest Expense	$ 18,198	$ -	$ -
Debt and Accrued Interest Converted to Equity	$ -	$ -	$ 3,694,309
Non-cash member unit compensation	$ 60,000	$ 60,000	$ 10,000

MOSAIC DISTRIBUTORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015, 2016, & 2017

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Activities

Mosaic Distributors, LLC (the **Company**) was incorporated on October 8, 2012 in the State of California as a Limited Liability Company. The **Company** created the brand Chella, and own all copyright and trademarks associated with Chella. The **Company** is now focused exclusively on Eyebrows and has created a line of products call the "Chella Brow & Eye Collection", as well as a Brow Bar concept called the Chella Brow Bar. The **Company** has multiple distribution channels including online sales, direct to consumer subscription box retailers, and is internationally distributed in 11 countries.

Basis of Accounting:

The financial statements have been prepared on the accrual basis of accounting, applying accounting principles generally accepted in the United States of America.

Revenue Recognition:

Revenue from sales is recognized when the **Company** has transferred the significant risks and rewards of ownership to the buyer and it is probable that the **Company** will receive the previously agreed upon payment. Significant risks and rewards are generally considered to be transferred to the buyer upon shipment.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and Cash Equivalents:

For purposes of cash flows, the **Company** considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. At times such securities may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

Accounts Receivable:

Generally accepted accounting principles require that the allowance method be used to reflect bad debts. The bad debt reserve at December 31, 2015, 2016 & 2017 was $ -0-. Management has determined none was necessary.

Inventory:

Inventory consists primarily of product for sale, and is valued at the lower of cost or market determined by the First in First out method.

Advertising:

The **Company** expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2015, 2016, & 2017 are as follows:

2017	$10,000
2016	$38,879
2015	$36,546

Income Taxes:

The **Company** is a limited liability **Company** taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements. The members report the **Company's** taxable income or loss on their respective tax returns.

The **Company** has adopted provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the **Company** is required to evaluate all of its tax positions to determine if they are more likely than not to be sustained upon examination. A tax position includes the entity's status. The **Company** believes it has no uncertain tax positions.

NOTE 2 – RELATED PARTY TRANSACTIONS:

The managing member is paid a guaranteed payment of $200,000 annually. The amounts actually paid for 2015, 2016 & 2017 are $0, $118,220, & $72,000, respectively, and the **Company** deferred compensation of $81,780, and $128,000 for years ended 2016, and 2017, respectively. The **Company** owes its managing member for accrued interest and penalties on Senior Bridge Notes and Bridge Loans $1,685, $16,856, and $24,545 as of December 31, 2015, 2016, & 2017, respectively. The legacy investors in Mosaic Marketing Partners are owed accrued interest and penalties of $39,839, $56,761, & $73,636 in 2015, 2016, & 2017, respectively. The **Company** paid the managing member and Mosaic Marketing Partners $0 in interest in 2015, 2016, & 2017. $20,000 of the managing member's accrued interest payable was converted to Series A Preferred Shares in 2017.

Neva Investments, a legacy investor, held $450,000 Series A Preferred Shares in 2015, 2016, & 2017, and is owed a preferred dividend payable in the amounts of $54,740, $81,814, & $113,723 in 2015, 2016, & 2017, respectively.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. For financial reporting purposes, depreciation is computed using the modified accelerated cost recovery system, which is a basis other than generally accepted accounting principles. The difference between GAAP and MACRS is not material to the financial statements. Furniture & Equipment has an estimated useful life of five (5) years resulting in depreciation of $37,835, $7,261, $5,186 for the years ending December 2015, 2016 & 2017.

NOTE 4 – COMMITMENTS:

Rentals under Operating Leases:

The **Company** conducts its operations from its facility in Camarillo, California. The Camarillo facility is approximately 5,000 sq. ft. and under a month to month operating lease. There are no common area maintenance costs associated with the lease. The annual lease expense on the income statements are as follows:

2017	$ 44,604
2016	118,179
2015	120,594

As part of the 2013 Asset Purchase Agreement with Mosaic Marketing Partners, LLC, and the **Company** agreed to pay a Royalty fee of 5% of monthly Gross Sales over $140,000 up to a maximum of $3,800,000. As of December 31, 2017, the **Company** has had no liability under this provision.

NOTE 5 – LOANS AND BORROWINGS:

Interest-bearing liabilities consisted of the following:

	Nominal interest rate	Year of maturity	December 31, 2017			
				Face value		Carrying amount
Automobile loan	14%	2023	$	37,000	$	37,000
Amazon loan	16.9%	2018		20,000		16,354
Subordinated unsecured note	1.5%	2018		1,400,000		947,303
Senior bridge notes	50%	2015-2017		240,000		240,000
Subordinated bridge notes	24% - 16%	2013-2017		80,000		80,000
Total interest-bearing liabilities			$	1,777,000	$	1,320,657

	Nominal interest rate	Year of maturity	December 31, 2016			
				Face value		Carrying amount
Senior convertible notes	14% - 16%	2015	$	2,000,000	$	2,000,000
Subordinated unsecured note	1.5%	2018		1,400,000		947,303
Senior bridge notes	50%	2015-2017		240,000		240,000
Subordinated bridge notes	24% - 16%	2013-2017		80,000		80,000
Total interest-bearing liabilities			$	3,720,000	$	3,267,303

	Nominal interest rate	Year of maturity	December 31, 2015			
				Face value		Carrying amount
Senior convertible notes	14% - 16%	2015	$	2,000,000	$	1,989,875
Subordinated unsecured note	1.5%	2018		1,400,000		947,303
Senior bridge notes	50%	2015-2017		200,000		200,000
Subordinated bridge notes	24% - 16%	2013-2017		80,000		80,000
Total interest-bearing liabilities			$	3,680,000	$	3,217,178

In August 2015, the **Company** issued the second amended and restated senior secured convertible note for $2,000,000 which restated the convertible note issued on or about November to December 2014 (the "2015 senior convertible notes"). This note is recorded net of loan costs of $10,125, $20,250 and $10,125 for the years 2015, 2016 and 2017, respectively. The 2015 senior convertible notes bear cash interest at a rate of 14-16 percent per annum from the date of issuance until paid in full, payable monthly in arrears. If an event of default occurs regarding the payment of interest or principal and continues uncorrected for a period of ten days, the **Company** agrees to pay lenders a higher interest rate of 21 percent of the unpaid principal for the period of default unless converted or prepaid earlier. Holders shall also receive an additional return of an accruing annual rate of 2 percent compounded monthly, upon redemption or conversion. Holders will also receive a commitment fee of 1 percent of the principal on the date of execution of the loan agreement.

The 2015 senior convertible notes are convertible into shares of the **Company's** series A preferred units at an initial conversion rate, subject to adjustment, equivalent to a pre-money valuation of $7,000,000 and 7,525,000 of issued and outstanding fully diluted common units, which represents an initial conversion price of approximately $.9302 per share. If converted, the unpaid principal and accrued interest amounts will be settled in series A preferred units. Holders may convert their 2015 senior convertible notes at any time on or after December 31, 2015. A conversion event may be triggered by qualified financing of equity or at any time the holder elects to convert the note into equity. The minimum amount of series A preferred qualified financing required to prompt the conversion shall be $3,000,000. The issuance of the series A preferred units to the holder constitutes payment in full of all amounts due under the 2015 senior convertible notes.

These 2015 senior convertible notes also contained a warrant for the right to purchase unit of common interests equal to 40% of the outstanding debt divided by the conversion price. These common units shall be at zero par value with a purchase price $.01 per unit issued on the date of conversion notice.

On November 1, 2016, all interested parties were notified that the 2015 senior convertible notes would be converted into series A preferred units as of January 1, 2017. Accrual of interest, default penalties and additional fees were suspended as of the notification date to the 2015 senior convertible note holders.

The **Company** also issued senior bridge notes in 2015 and 2016 for a total of $240,000 that resemble the rights of the 2015 senior convertible notes including the rights repayment and warrant. They do not include the series A preferred unit conversion feature.

One note holder of the subordinated bridge note is pending conversion of all principal due of $50,000 into series A preferred units at the same rate as the 2015 senior convertible notes subsequent to December 31, 2017.

During 2013, the **Company** purchased the assets of Mosaic Marketing Partner's, LLC and issued a note payable in the amount of $1,400,000. The **Company** also assumed a note payable in the amount of $450,000 in which the note holder agreed to convert into series A preferred units. The **Company** applied payments made on behalf of MMP to the outstanding subordinated note during the wind down of MMP along with principal and interest payments. Amounts due on this debt became subordinated with the issuance of the 2015 senior convertible notes and senior bridge notes.

Future minimum principal payments on interest-bearing liabilities as of the year ending December 31,

	2017	2016	2015
2016	$ -	$ -	$ 2,250,000
2017	-	2,320,000	20,000
2018	1,287,992	947,303	947,303
2019	4,942		
2020	5,634		
2021 & thereafter	22,089		
	$ 1,320,657	$ 3,267,303	$ 3,217,303

Accrued interest, penalties and fees payable on interest-bearing liabilities as of December 31,

	2017	2016	2015
	Face value	Face value	Face value
Senior convertible notes	-	889,309	470,771
Subordinated unsecured note	73,636	56,761	39,839
Senior bridge notes	131,699	158,192	26,575
Subordinated bridge notes	88,450	67,361	46,525
Total interest-bearing liabilities	293,785	1,171,623	583,710

NOTE 6- ACQUIRED INTANGIBLE ASSETS:

As of December 31, 2015, 2016 and 2017, the **Company** has the following amounts related to intangible assets from an asset purchase in 2013:

	December 31, 2015	December 31, 2015	December 31, 2016	December 31, 2016	December 31, 2017	December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:						
Goodwill	$437,944	(107,428)	437,944	(136,639)	437,944	(165,850)

The Goodwill is amortized over 15 years on a straight line basis. The **Company** evaluates goodwill on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The **Company** first assesses qualitative factors to determine whether it is more likely than not that the fair value is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value with its carrying value. The **Company** estimates the fair values using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount exceeds the fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. The **Company's** evaluation of goodwill completed during the year resulted in no impairment losses.

NOTE 7 - EQUITY

Per the 2nd amended and restated operating agreement, the CEO is entitled to accept member units in lieu of cash compensation at his sole discretion. The CEO accepted member units in lieu of cash compensation in the amounts of $60,000 in 2015, $60,000 in 2016 and $10,000 related to 2017. He had previously accepted $80,000 in member units in lieu of cash compensation prior to 2015. These expenses are captured in the payroll expense account for each year and considered additional paid in capital.

During 2016, warrants were issued to equity placement agent in connection with the capital raise of qualified equity associated with series A preferred common units in the amount of 525,000 common units. These warrants have not been exercised.

Warrants to the 2015 senior conversion notes were issued and outstanding at the end of 2015, 2016 and 2017. These warrants allow the note holders to exercise them at 40% of the note principal balance at a purchase price of $.01. During 2016, the **Company** agreed to increase the amount to 80% of the principal balance. These warrants expire ten years from the date of the note issuance.

Additional warrants were issued to all holders of the subordinated bridge notes in 2013 and 2014. These warrants entitled note holders to purchase common units equal to 80% of the note principal balance at a purchase price discounted by 20%. These warrants originally expired three years from the date of issuance which was the date the private placement memo closed. The noteholders and the **Company** subsequently verbally agreed to extend the expiration date to ten years.

Since the overall **Company's** equity is an accumulated loss the common units associated with these warrants have no value. As such, no amounts are reflected in member's equity.
Common units issued and outstanding as of December 31, 2015, 2016 and 2017 were 7,155,000, 7,215,000 and 7,225,000, respectively.

Series A preferred unit subscriptions were sold during 2016 and 2017 to qualified investors in an effort to complete a $5,000,000 financing round. Existing debt holders of the 2015 senior notes and subordinated bridge notes were converted as part of this financing round. As of December 31, 2015, 2016 and 2017, $450,000, $550,000 and $4,244,309 was collected or converted into series A preferred units, respectively. Another $755,691 was subsequently raised or converted in 2018 to complete the series A preferred unit offering. The **Company** declared a preferred dividend of 6% for years ending December 31, 2015, 2016 and 2017 in the amount of $49,905, $61,139 and $221,275, respectively. These preferred dividends have not been accrued in the financial statements. The total amount that would have been in the accrued dividend payable is $49,905, $111,044 and $332,319 for the years ended December 31, 2015, 2016 and 2017, respectively. Total issued and outstanding series A preferred units were 483,767, 625,030, and 4,810,921 for the years ended December 31, 2015, 2016 and 2017, respectively.

NOTE 8- SUBSEQUENT EVENTS:

The **Company** has evaluated events and transactions for potential recognition or disclosure in the financial statements through May 23, 2018, the date on which the financial statements were available to be issued. After December 31, 2017, $705,691 was subsequently raised in 2018 to complete the series A preferred unit offering.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Chella
Chella Brow & Eye Collection of Products
Small OPO · Camarillo, CA · Advertising and Marketing · US Investors Only

Overview Team Terms Updates Comments Share

Hello Beautiful.

Invest in Chella Beauty

Chella is a **fast-growing brand in the "prestige" beauty products market** specializing in eyebrow and eye makeup and associated products. This prestige market is defined as one made up of consumers with a high level of disposable income that is willing to spend more for higher-quality products.

Through a **unique distribution model** and through a marketing strategy targeted at **finding consumers where they discover new beauty products** via Subscription Beauty Boxes like (ipsy, BoxyCharm, BirchBox, Fab Fit Fun, and many others), Chella has been able to establish brand recognition and a reputation for high-quality products. In fact, **millions of consumers** have had the chance to sample our line of products and have **provided hundreds of thousands** of positive reviews, many of them perfect scores.

Chella is now poised to take the next step. With an established reputation, experience in the industry, a growing following, and tried-and-true products, we believe that growth is only a question of expanding our marketing efforts. Our early partnerships have proven incredibly fruitful, and we're eager to expand and capitalize on the traction we've gained.

The beauty industry is worth billions of dollars worldwide, and the prestige eyebrow and eye makeup segment is a fast growing part of that industry. We want you to join us in helping Chella to become the premier brand within this exciting segment.

Invest in Chella today!

The Chella Story

Why We Exist & What We Stand for

Transformation: It Started with a Helmet
It seems unlikely that amidst the macho world of football pads and helmets an indie cosmetics company would find its beginnings. Chris Kolodziejski, Chella's Founder and CEO, made a special connection between his time playing professional football for the Pittsburgh Steelers and the success his mother found when he was growing up. As Chris tells it:

"When I put on that uniform, I became a different person. I felt this tremendous confidence as a man and as a part of a team. It transformed me.

"I watched my mom transform from a single mother working two jobs into a real estate developer who retired early. It hit me one day, when she put on makeup, she was doing what I was doing when I put on a football helmet: she was transforming, too, announcing her power and her confidence.

"I have spent the last 14 years in the beauty business, and the thing that inspires me the most is hearing the stories of transformation. People share with me almost daily how a new look or a Chella Brow Make-Over has transformed not only their appearance but also how they feel. They share how they have a new confidence and how they have brought forth their inner beauty.

"I've discovered that there is a direct parallel between realizing your inner self-worth and beauty and realizing your external beauty. I want all of the people who use Chella products, all the people in my own life, including my daughter, to have that same opportunity, to shine with beauty inside and out."

And So Chella Was Born

Chris didn't want simply to make good makeup. He wanted to make extraordinary makeup. He has worked tirelessly on Chella's line of smudge-free, waterproof brow products that have gathered hordes of devotees.

Today, Chella's extraordinary products exist to support beauty

and beauty-lovers.

But it didn't stop with products. Chris realized he had an even more significant opportunity to support beauty and transformation: offering ownership of the company.

"Someone reminded me the other day that so many women out there would prefer makeup to flowers any day.

"What if we could take it beyond just being able to help people feel beautiful and confident, though? What if anyone, and those that love them, could own part of this dream that I am building?"



Own a Piece of Chella, Give a Piece of Chella...or Both!

Chris' dream is coming true with this offering that allows anyone who loves and supports beauty to own a piece of a company that he believes is poised for incredible growth. As Chella continues to sell more, the profits will grow, too. You can be a part of this potential yourself, or you can buy it and give it to your loved one in support of the power of beauty.

"In support of all things beauty"

The other day, Chris got an email from a woman who wanted to invest in Chella. She told an amazing story: she was a vegan chef whose career was lost due to a horrific burn accident, and Chella's brow products had given her back her brow confidence.



"Keep spreading beauty and confidence in a world where women are finally being given the opportunity to stand up, be respected and heard," she wrote. And then she signed off with "In support of all things beauty".

Wow. We couldn't have said it better ourselves.

The story shook Chris in the best of ways. "At the end of the day, I want this to be about more than just a superior brow product that you were happy to discover. I want it to be about investing in beauty: your own and your loved ones'."

"I want this to be about transformation, one beautiful person at a time."


The Offering

Frequently Asked Questions

What is the price?
This offering is $0.95 per Common Unit.

How much can I invest?
You can invest from $499 to $99,999.

What is the current valuation of the company?
The company has set its current valuation today at $16 million "post money", that is to say after we have raised the $1 million via StartEngine. As the Value of the company grows so may the value of your investment.

What is the projected value of the company?
We are projecting 5 years from now to have Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) of $8.5 million. The average multiple for the last 5 years used to value businesses in the Cosmetic sector is 18 x EBITDA. Based on that multiple, in 5 years, if Chella realizes $8.5 million in EBITDA, using the current multiple of the last 5 years of 18, it would be worth approximately $150 million.

Source

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,""INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

For details on the bonus, please see the **Offering Summary** *below.*

The Perks

Wait, There's More?

When you make an investment in Chella, not only will receive ownership in the company as outlined above, you will receive some special Chella Bella Perks!

Perks*
If you invest $ 500, you will receive a Chella Gift Card for $100.
Redeemable at Chella.com

If you invest $ 1,000, you will receive a Chella Gift Card for $250.
Redeemable at Chella.com

If you invest $5,000, you will receive a Chella Gift Card for $500.
Redeemable at Chella.com. Also, you will receive a free Chella Brow Product of your choice shipped each month for 12 months. (Total - Valued up to $312)

If you invest $ 10,000, you will receive a Chella Gift Card for $1,000.
Redeemable at Chella.com. Also, you will receive two free Chella Brow Products of your choice shipped each month for 24 months. (Total - Valued up to $1,248)

*All perks occur after the offering is completed.


"It is rare to find a brand that can convert over 10% of the consumers

who land on their Amazon product pages to purchases. For Chella, their best-selling products are above 30%..."

Carl Goedjen
President
Global Overview

What's Chella?



The team behind Chella has over 50 years of combined experience distributing into specialty retail locations, as well as to spas, salons, resorts and beauty boutiques. This is one of the key reasons why Chella has achieved worldwide attention as a leader in the fast-growing prestige eyebrow and eye makeup segment of the beauty industry.

The other key reason behind Chella's growing success is the quality of our product. Across all of our channels, Chella products garner rave reviews from customers; and this isn't from a small sampling size, either. In total, **Chella products have found their way into the hands of over 3 million enthusiastic consumers with hundreds of thousands of 4- and 5-star reviews.**

We've drawn this attention to our products and brands by taking a smart approach to marketing. We are targeting influencers and ensuring that our products are only a few clicks away from interested parties, **we've been able to position ourselves for significant near-term growth and for long-term expansion.**

3 Million	**300+**	**9.2 / 10**	**100%**
Customers who have received a Chella Brow product	Retail locations with Chella products in the US and 12 other countries	Average customer rating on Amazon.	Year-over-year sales growth on Amazon

The Mass Appeal of Chella Products

We believe that Chella has the necessary combination of factors to achieve significant success in the beauty industry. First and foremost, we have the utmost confidence in our products, which consistently draw some of the highest ratings from consumers. Also, we believe that we've created an attitude around our brand that's specifically catered toward attracting our target audiences. **Chella is at once young and carefree, while at the same time refined and elegant. It's "*California Casual & Cool*".**



In our opinion, the major growth drivers in the beauty industry include favorable spending trends, product innovation and growth of certain population segments. **We have recognized the following trends within our target markets, which we believe bode well for our future success...**

Millennials	Generation Xers	Baby Boomers
		

Millennials represent one of the key audiences for Chella. This demographic primarily looks for beauty products online and through social media, and that's precisely where we go to the find them. Our partnership with Michelle Phan, the founder of Ipsy, has been particularly important in capitalizing on this segment. They are our number one customer.

Increasingly, Gen-Xers have been moving online as well, and they're even gravitating toward some of the same media outlets as younger millennials. This demographic spends a significant amount on beauty products, even more than baby boomers by around 60%, according to an American Express survey.

Baby Boomers have large disposable incomes and are increasingly inclined to spend on health and beauty products, and they're fueling demand for anti-aging products. As women age, their eyebrows and eyelashes will generally thin. Chella addresses this with specific products that combat this issue.

The Chella Line of Products

Chella offers a whole host of beauty products, with a diverse array of colors that are suited for all manner of skin types.



Eyebrow Pencils

"Since I first tried this product with my Ipsy subscription, I've been obsessed! The product applies great and gives a natural eye-brow look with definition."
Ashley I.

Colors: *Beautiful Blonde, Luscious Light Brown, Tantalizing Taupe, Awesome Auburn, Dazzling Dark Brown, Elegant Ebony*



Eyebrow Creams

"So happy I found Chella's eyebrow cream. I love how it stays on the entire day until I wash my face at night. It is easy to apply, and it looks so natural. Would highly recommend! Also, the customer service I received was terrific! Thank Chella"
Donna H.

Colors: *Beautiful Blonde, Luscious Light Brown, Tantalizing Taupe, Awesome Auburn, Dazzling Dark Brown, Elegant Ebony*



Highlighter Pencils

"I'm so glad that I gave Chella a try, because it is wonderful. I'm older but new at trying out make up. This highlighter is amazing."
Violet G.

Colors: Ivory Lace, *Latte, Cappuccino, Cinnamon*



Eyeliner Pens

"Eyeliner with staying power! I love the eyeliner! It remains all day and fills in my "old" eyelids."
Marilyn S.

Colors: *Black, Blue & Purple*



Mascara

"Love my Chella! I love the mascara it goes on so smoothly and doesn't flake off, I've been using it for three years."
Denise S.



Eyebrow & Eyelash Tools

"They are great !! Tweezers work well and I love the brow razor. Thanks again!!"

Vicki B.



Anti-Fatigue Eye Masks

"Once I got over how fascinating it was to activate the masks and how cool they felt, I applied them under my eyes and it feels like heaven."
Amy I.



Lipstick Pencils

"The new matte lipstick was everything I needed. Bright colors, that last for hours without drying out your lips. Absolutely love it!"
Nasai N.

Colors: *Naughty Nude, Ravishing Red, Wondrous Wine, Rebellious Rose, Marvelous Mauve, Passionate Pink*



Eyebrow & Eyelash Treatments

"It does EXACTLY what it touted to do and in my opinion, even more! Please know I'm out there & will Always be a loyal customer!"
Kathy

Superior Products

- 45+ plus award winning products in the Brow & Eye Collection.
- "How To Brow in 3 Easy Steps" initiative.
- Wax-based pencils last longer.
- An innovative Eyebrow Cream.
- Many products, like the highlighter pencil, are multi-functional.

Aesthetic Appeal

- Chella logo is a vibrant orange & unique cursive of the name is eye-catching.
- Evidence shows improvement of sales after packaging change.

Exceptional Service

- Customers receive personalized attention & education both in salon and online on how to recreate looks at home, resulting in high satisfactory ratings.

Licensed Estheticians & Cosmetologist

- Chella stresses the importance of training & educating our partners and their staff before launching Chella in their stores.
- Beauticians-to-be go through intensive training to learn the art of creating the Chella "How To Brow in 3 Easy Steps" before serving customers.


Chella
EYEBROW CREAM
WATER RESISTANT BROW COLOR
AVAILABLE IN 6 SHADES

Awards & Accolades

- 2014 Voted Top-10 Brow Bar by Aesthetic Everything.
- 2014 VIP Editor's Pick by People Magazine.
- 2015 Voted Aestheticians Choice by Dermascope.
- 2015 Gorgeously Green by Sophie Uliano
- 2014 Voted Top 10 Skin Care by Aesthetic Everything.

Customer Satisfaction

- Chella has excellent customer satisfaction ratings.
- Average score is a 9.2/10 on Amazon.
- 90% of their customer satisfaction ratings are rated as a 9 or 10.
- This creates a great brand image and is likely to increase the rate of customer retention.

Demonstration Sales

- The Brow & Eye Collection lends itself to demonstration sales.
- We believe Chella can control success and sell with products that can create "WOW moments" by showing the before and after effects of using the products on a customer.

More About Chella's Market

Within the Beauty Industry, brows have become a major trend in recent years, both in the United States and internationally. In fact, according to research conducted by the NDP group, the current value of **the prestige eyebrow and eye makeup market is estimated to be $1.1 billion and growing.**

Within the industry, the broad category of eyebrow and eye makeup products is the fastest growing. At present it's estimated that **this category has been growing at an average rate of 20% year over year since 2011.** (Source)



year-over-year since 2011. (Source)



With our high-quality products and our marketing strategy, we believe that Chella is poised to capitalize on this growth in the industry overall. In fact, the expansion of our sales since inception bear out the truth of ours and the industry's growth.

Your investment will help Chella to further expand our marketing efforts, which is key. **With the incredible reviews our products receive from consumers, it's only a matter of being able to get our products into more consumers' hands to grow more rapidly.**



The Investment Appeal of the Beauty Industry

There are a number of different factors that conspire to make the beauty industry a unique proposition for investors. In fact, Forbes identified five of the key factors behind this in 2014:

- **Brand Loyalty:** When a consumer makes up his or her mind about a beauty product, that consumer is likely to stick with his or her choice. This is regardless of price, as consumers are likely to remain loyal even when times are tight.
- **Purchase Frequency:** On average, these same consumers will purchase their favorite beauty products once every month.
- **High Margins:** For most beauty products, gross margins are often in excess of 60%.
- **More Sales Opportunities:** Consumers in the beauty segment are often willing to try new things. For this reason, many retailers are more willing to open their shelves up to new products than in other industries.
- **Exit Markets:** The major players in the beauty space are highly inclined to make acquisitions in order to quickly grab onto the followings of new, up-and-coming brands.

Chella Is Now Positioned For More Success



In our estimation, Chella faces only two major competitors. Each of these competitors, at last check, one has an estimated enterprise value of $3 Billion. **These competitors, though, do not take the same approach to the market as Chella does.**

While our competitors focus primarily upon retailers, **Chella remains focused upon direct-to-consumer and e-commerce through Amazon and our own website.** With our omni-channel strategy and emphasis on training and education to support our "How To Brow in 3 Easy Steps" in both the retail and professional channels, **we take a different, more diversified approach, which we believe will help us to build sticky brand loyalty.**

Chella: Is Working Across Multiple Channels

Internet Sales	Specialty Retail	Direct Response	Professional Beauty
- Amazon.com - Chella.com - eBay (Launched 4th Quarter 2017) - Dermstore	- Soft Surroundings (50 Stores)	- Beauty iQ - QVC.com (If successful will lead to Global QVC Launch) - QVC France	- Salons (Tricoci) - Spas (SpaVia) - Resorts (Ritz Carlton) - Marriott - Gaylord

Direct Response Traction

One of the newest categories that Chella is working in is "Direct Response". For those unfamiliar, this encompasses outlets like The Shopping Channel, QVC, and HSE.

This summer, Chella is scheduled to launch on QVC.com. Following that, we'll also be appearing on television, either through QVC's channel or through Beauty IQ, which is QVC's beauty-specific channel. We anticipate that these spots will begin airing in August.

Chella products will also appear internationally. In the coming months, we expect to appear on selected TV spots for QVC France and The Shopping Channel in Canada.



Working with Boxycharm

Similar to Ipsy, Boxycharm is a subscription service that has a higher degree of prestige in the eyes of consumers. This is due largely to the fact that products included in Boxycharm's boxes are full-sized.

In the month of July, **Boxycharm put 640,000 Chella products into the hands of consumers.** Given the incredible success that we've had with Ipsy, we anticipate that Boxycharm will generate a lot of buzz around our products. This is particularly exciting, as we



believe Boxycharm can help us crack into new markets.

Incredible Influencer Engagement

Birchbox	Ipsy	Octoly

  

Beauty products are absolutely one of those things that you have to try before you buy. That's why we haven't been shy about working in partnership with Birchbox, which has put our products into the hands of countless women. **200,000 eyebrow pencils will be delivered by Birchbox in September.**

Beginning in 2012 with 50,000 units, our partnership with Ipsy has allowed us to ultimately get 1.2 million products into the hands of women in 2017 alone. **In total, we have 250,000 reviews on Ipsy, with an average rating of 4 out of 5.**

Getting your products into the hands of influencers is everything. **Octoly allows us to go further by lowering the barriers between a consumer and a product.** When one sees it through an influencer's channel, purchasing is only matter of a few clicks.

Projections for 2018

$3.19 Million	$1 Million+	$344,000+	$460,000+
Projected Total Revenue	*Projected Internet Sales*	*Projected Specialty Retail Sales*	*Projected International Sales*

The Bottom Line



Founded in a garage in 2003, the Chella brand has grown significantly and has come to transform how woman look and feel. By focusing on developing high-quality products for perfectly groomed brows, we strive to make women feel sexy, confident and complete. We believe in supporting women's dreams and aspirations, and **we would like your support in achieving our dreams and aspirations.**

Influencer engagement has guided our decision to raise equity through crowdfunding. We believe that our investors, seeing the incredible quality of our products and the enthusiasm behind them, will also become ambassadors for the Chella brand. Together, **we believe can capitalize on our incredible successes and establish Chella as a premiere brand in the prestige eyebrows and eye makeup segment.**

The beauty industry is **worth billions of dollars worldwide,** and the prestige eyebrow and eye makeup segment is **a fast-growing part of that industry.**

Join us in helping Chella to become the premier brand within this exciting segment. **Invest in Chella today!**

In the Press

VoyageLA

SHOW MORE

Meet Our Team



Chris Kolodziejski
CEO, Founder & Managing Member
In 2003, Mr. Kolodziejski created the Chella brand and oversees all aspects of the Company. Mosaic Distributors, LLC (MDL) was founded in October 08, 2012 for purposes of distribution and company structuring and went on to purchase the Chella brand in 2013. Chris has been working full time at MDL since its acquisition of the Chella brand. Chris's dynamic approach puts an emphasis on beauty service events and demonstrations with the goal of making each customer more beautiful. Additionally, comprehensive training and education for all Chella Partners has become a foundational aspect and part of the Chella strategy. This effort creates very positive branding, real life results and gives Chella a competitive advantage over others in the Prestige market. Mr. Kolodziejski received a Finance degree from University of Wyoming and played professional football for the Pittsburgh Steelers. In addition, he also has thirty years of experience in business

including real estate development, investment banking, corporate finance and finally, cosmetics.



Craig Miller
Strategic Sales Consultant
Mr. Miller is a senior level, results-oriented professional with over 30 years' experience in all phases of management, sales and marketing. He possesses extensive knowledge and is deeply connected with leaders within the Professional Salon Industry. Mr. Miller has extensive experience in all facets of corporate management, brand development, and transitioning a good company into a profitable and growth oriented business.





Larry LaPorta
Strategic Consultant
Larry LaPorta is a proven international General Manager and brand builder with broad commercial experience across a variety of sectors in both small, entrepreneurial settings and blue-chip multinational CPG companies. A clear track record of generating significant sales, profit and market share growth, while driving change and building / focusing organizational capabilities. Larry has developed, implemented and advanced focused long-term vision, strategic plans, brand repositioning and innovations based on market dynamics, analytics and insight. Past Experience; General Manager Beiersdorf Canada Inc., Kraft, Colgate Palmolive and Revlon.





Melissa Jansma
National Sales Manager
Melissa comes to us a respected leader in the Spa Industry with a passion and proven track record in retail sales, including most recently leading a prestige cosmetic brand, 'Blinc', where she served as VP of Sales. She was responsible for overseeing all domestic and international sales initiatives. Her impressive and award winning background includes serving as Spa and Health Club Director for the Waldorf Astoria Chicago, and at The Peninsula Hotel, Chicago, where she personally was Voted #1 Spa Manager by Spa Finder Magazine. As having been on both sides of the business, she is bringing valuable experience and insights and is ready to implement some key strategies for Chella to expand into the Spa/Hotel sector nationwide.





Lola Ferrer
VP of Operations
Lola is known for her flexibility, dedication, and attention to detail, Lola has well over 20 years of inventory management, supply chain, subcontract and manufacturing processes. As a project management professional she has worked in several manufacturing environments including: international telecom, aerospace, powder coatings, biomedical, and beauty industry companies. She was the recipient of the "Weaver Award" (Ferro Corporation's most prestigious award) for reducing losses in three areas by more than 65% (inventory accuracy), 90% (packaging quality), and 50% (storage conditions). For the last 8 years, Ms. Ferrer has been the Vice President of Operations with Mosaic Distributors, LLC, the manufacturer of Chella Brow and Eye Collection. Lola oversaw the Chella Brow and Eye Collection's new line of SKU's that included all new branding and packaging concept, literature and several new exciting formulations. Lola has worked closely with the "Chella Team" to successfully launch this new line in a time frame of 10 months. She continues to support the Chella sales and marketing team and forge ahead her efforts for cost savings, inventory management and storage improvements as well as streamlining processes.



Sarah Siegel
Biz Dev & Sales
As a native from London, England, Sarah Siegel comes to us with an early background in Fashion as a model and worked at Elle Magazine in the early 90's. Her career successfully took her into high end real estate sales at Sotheby's International, business development and management with some of the top firms in Southern California. Today, Sarah expertly navigates as our Inside Sales Rep. Her day to day includes managing house accounts, International and territory driven domestic sales and Trade Shows with her travels all over. Additionally, Sarah on any given day can be found working with the team for marketing and social media support. Making the switch to fashion and beauty was easy. Her exuberant passion for the brand, with a key sense of what women want, like and needs, she is truly a team player with excellent customer service and professionalism. Sarah has a proven track record of driving and maintaining sales.



Peter Milhaupt
Investor & Advisor
As Chairman of Carolina Financial Securities, Peter's primary focus is developing and expanding the firm's primary distribution capabilities for originating investment capital for the Firm's clients. He also assists Bruce Roberts, as a partner, in overseeing the management of the firm as well as in overall development of new business. He is also an investor in and advisor to two companies owned and operated by affiliates of Carolina Financial Securities. Prior to his affiliation with Carolina Financial Securities, Peter spent 34 years working in the investment banking industry, both in the US and abroad (primarily London, Europe and non-Japan Asia). He started his career at JP Morgan and subsequently joined Dillon, Read & Co. His other affiliation was Senior Managing Director at Bear Stearns. His most recent tenure was 20 years at The First Boston Corporation and its successor organizations (primarily CSFB). He acted in various senior client and management roles within Fixed Income, Capital Markets and Investment Banking. As such he has spent most of his career developing relationships with and advising Fortune 500 or equivalent corporations in the US and abroad in the areas of capital raising in the global markets, merger and acquisitions and structured finance transactions. In Capital Markets, his last area of responsibility, he was Co-Head of Global Debt Capital Markets overseeing all investment grade debt new issue, syndicate, corporate derivatives and liability management businesses for CSFB worldwide. As such he co-managed a 300 person department with offices in 5 countries which originated, underwrote and distributed in excess of $250 billion in new issue debt annually. In this



Sabina
Social Media Director
Sabina Mirza born and raised in Buffalo, New York she comes to us after attending University at Buffalo where she majored in Psychology and Pre-Optometry. She graduated with her Bachelors in Science but quickly switched gears after graduation to move to Los Angeles to attend the Fashion Institute of Design and Merchandising to pursue her dream of working in the Fashion and Beauty world. At FIDM she received her degree in Merchandise Marketing and continued on to work on the agency side as Senior Brand and Social Media Strategist. She later moved on to work on the brand side helping companies in the beauty; fashion and culinary industry thrive in their digital marketing efforts. She currently having a blast working for Chella as their Social Media Director, her passion, her flair for glam, innovative thinking and work ethic make her an asset to the Chella family.



Kayla Parks
National Training Director
Kayla comes to us as a professional makeup artist who grew up in the small town of Sedona AZ and then moved to Los Angeles to grow her career. She has a genuine passion for cosmetics but more importantly making women feel more beautiful and confident! For more than 6 years, Kayla Parks, Intl. Training Director has been busy training and educating people from all over the world! From T.V. appearances and print, her travels include China, Australia, South America, Canada, Europe and all over the U.S. She has educated thousands of beauty professionals about the Chella Brow & Eye Collection and protocols with outstanding results and response! Her expertise in cosmetics is a key asset to Chella.

issue debt annually. In this position Peter was a member of the firm's Investment Banking Committee, Leveraged Loan Capital Committee, Fixed Income Management and Operating Committee, and Firm wide Managing Director Selection Committee. Since his retirement from CSFB in January 2005, and until the end of 2011, Peter was a Partner and Head of Sales and Business Development for Samoset Capital Group LLC, a CT – based, registered investment advisory firm specializing in providing wealth management services and managing funds for high net worth and ultra high net worth individuals and their families directly and indirectly through other fund management institutions. Peter has also engaged in consulting services, primarily fund raising, for a NY based hedge fund ($3 billion under management); invested in and acted as a manager of a real estate development company, MWG LLC; and participated as a limited partner investor in and a member of the Business Roundtable of Sage Capital (St. Louis, MO), a private equity firm. Peter graduated from Princeton University with a degree in Economics. He has served on a number of charitable, public and private organizational boards, including the Red Cross- New Canaan Chapter and the Phillips Exeter capital campaign. He is married and has three daughters. His wife and he live in Connecticut.



Maria Rigney
Fulfillment Manager
Maria Rigney joined Chella, in 2014, as Fulfillment Manager bringing over 25 years of customer service experience. She has a passion for providing excellent service and team support. She has a strong background for multitasking and has exceptional organizational skills to handle her role at Chella. Her life experience also brings an outstanding perspective to fulfilling our customers 'needs and to guarantee orders are properly received, processed and delivered. She works diligently with our operations and sales team to ensure daily operations run smoothly. Day-to-day tasks include, but not limited to, working in a fast-paced environment processing orders, both retail and wholesale, as well as, assisting warehouse personnel in picking, packing and shipping orders with an exceptional level of attention and detail. Maria's other passion, when not at Chella, is her family. She has four grown sons, a granddaughter and many nieces and nephews. She has enjoyed volunteering at their school and her church. She also enjoys the great outdoors and all it has to offer.

Offering Summary

Maximum 1,116,841 Common Units* ($1,060,998.95)

*Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 10,526 Common Units ($9,999.70)

Company	Mosaic Distributors, LLC (dba Chella)
Corporate Address	507 Calle San Pablo, Camarillo, CA 93012
Description of Business	Mosaic Distributors, LLC ("Mosaic" or the "Company") is a privately held manufacturer and distributor of Chella proprietary cosmetic products which enhance the look of brows and eyes. The Company manufactures and distributes its proprietary product line: the Chella Brow & Eye Collection, whose success is achieved through the quality of the products as well as the Company's sell-through approach built around its online marketing and distribution platform.
Type of Security Offered	Common Units (the "Interests", or the "Securities")
Purchase Price of Security Offered	$0.95 per unit
Minimum Investment Amount (per investor)	$499.70

Perks*

If you invest $500.00, you will receive a Highlighter Pencil for free. MSRP is $20 (S&H an additional $6.95)

If you invest $750.00 , you will receive a Custom Eyebrow Pencil or Eyebrow Cream Kit of your choice. MSRP is up to $60 (S&H an additional $6.95)

If you invest $1,000, you will receive a Chella Gift Card for $100 of Chella Products and a Coupon Code that entitles you to save 20% on all of your purchases at Chella.com for the remainder of 2018. (Free S&H)

If you invest $ 10,000 or more you will receive a Chella Gift Card for $500 of Chella Products and a Coupon Code that entitles you to save 20% on all of your purchases at Chella.com for the remainder of 2018. (Free S&H)

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Mosaic Distributors, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Common Units at $0.95 / unit, you will receive 10 bonus units, meaning you'll own 110 Common Units for $95.   Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company does not expect any Irregular Use of Proceeds. However, as the majority of funds raised will be used for working capital as the Company grows it's operations, management will have some flexibility over specific uses of proceeds.

Offering Details
Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

RE: Beauty Subscription Boxes Update:

27 days ago

08-16-2018

From Chris Kolodziejski- CEO/Founder

Hi everyone, A big thank you to those who have invested, we are thrilled to have you as partners with us on this journey. To those who are considering an investment in Chella or just following us, thank you as well.

RE: Beauty Subscription Boxes:

We have amazing partnerships with ipsy, BirchBox and BOXYCHARM and others. In the last 13 months, we have distributed over 1.2 million Chella products into various Beauty Subscription Boxes.   Just last month over 640,000 Tantalizing Taupe Eyebrow Creams were sampled by BOXYCHARM. Next month over 100,000 Chella Eyebrow Pencils will be sampled in BirchBox USA and in the United Kingdom we will be in BirchBox UK Christmas Advent Special Addition.   Please see below for some recent Customer Reviews from the Chella.com website from BOXYCHARM Customers about our incredible Chella Eyebrow Cream. Please note we now have over 160,000 reviews on just this one product.

You can do your part to help us and your investment grow and complete our financing by sharing this with friends and family.

Thanks and looking forward to passing on more good news shortly!

Scharlie Verified Reviewer ★★★★★ 08/07/18

Rate our Products:

Best ever !!!
I had revived this in my boxy charm !! I absolutely LOVE this Brilliant idea with the eyebrow cream !!♡♡♡ super small super easy and it comes it one little tool that lasts a long time !!!! I have very think blonde like eyebrows "I'm very picky" a lot of eyebrow pencils and gels don't work on me .
But when I tried this I seriously fell in love !!!! This is the best formula and sooo super easy to apply !!! Grade AAA++ love this product !! Read Less

Share | Was This Review Helpful? 👍 0 👎 0

Lynn Verified Reviewer ★★★★★ 07/14/18

Rate our Products:

Love! Love! Love!
I recently received this with my boxycharm subscription. Honestly, I was a little skeptical because I have oily skin and have had a difficult time finding products with staying power. This blew me away! I put it on in the morning and it stayed put, ALL DAY. I've been a regular user of Anastasia for years because I haven't found anything better... until now. I have tan skin and received tantalizing taupe which matched perfectly. The brush was easy to use the cream goes on smoothly. I'm anxious to try their other products. Read Less

Share | Comments (1) Was This Review Helpful? 👍 9 👎 1

Kayla R. Verified Reviewer ★★★★★ 07/17/18

Rate our Products:

Boxycharm score!
I received this in my boxycharm - I was VERY skeptical - its a weird little contraption... but it is AMAZING! It applies effortlessly, the color looks natural on me AND it withstood a 4 hour hike in the humid Wisconsin hills (95 degrees out and I was sweating like a pig!) Will definitely be a new staple in my collection!

Share | Was This Review Helpful? 👍 5 👎 0

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Linda Greaves a month ago
Are you cruelty Free? This is a big thing to many as it is the direction most are going.

Chris Kolodziejski  **Chella - Issuer** a month ago
Hi Linda, Thanks for asking. It is a big deal to us as well. We NEVER do animal testing on any of our products. However, it gets very detailed and becomes a complicated process to become 100% compliant when we take into consideration the raw materials that go into our products. For example, if we have a product with a formula we own, that is made that has 20 different raw material ingredients we need to document and have each raw material provider certify to us that there is no animal testing done on any of the raw materials that we might buy and put in our formulas. We have done that and all of the raw materials in our Formulas are not only NOT tested animal and or cruelty free... we have been paraben free for almost 7 years. We were way ahead of the curve on adopting that position.
Finally where we have certain Private Label suppliers that manufacture a finished product for us we then have to ask them for formulas we don't own, that are made for us by a third party to comply with our requirements of NO Animal testing on all of their raw material ingredients. This sometimes involves asking them to change their formulas to meet our requirements. We are about 90% complete with that process and are working to become 100% compliant in that regard. That one takes time... but we are working on it. I hope that answers your question.



VIDEO TRANSCRIPT (Exhibit D)

hey guys I'm Olivia Jordan I am an 00:03actress model you may know me from 00:05Sports Illustrated 2018 and I met cella00:08and they helped me figure out how to get00:10brows again. Chella Hello Beautiful Hot to Brow in 3 easy Steps. First step fill create a00:193-point rule to know where to fill in00:21the brow then begin filling in using our00:23eyebrow cream with natural hair like00:26strokes create the 3-point rule on the00:29second brow and connect the points from00:31the arch to the tail to map out that00:33area the map shows us where to fill in00:35our brows including the sparse areas00:41[Music]00:54[Music] Before, After 00:57then we're going to define using chella's01:00clear brow gel I just assumed that you01:03guys would know that01:05Chella brow gel is the only brow gel to01:07use I thought that was a given01:10chella brow gel is my favorite go-to01:13makeup tool it can place your brows01:16after you fill them in they are locked01:18in for the day they won't move they01:20won't flake they want feet gross take01:23the eyebrow to finding gel and clear and01:25brush all the hairs up and then touch01:27the tops over this will lift and define01:29the brow so once your brows are fills01:33and defined it's time to highlight use01:37highlighter highlighter is the key you01:40honestly can't mess it up and if you do01:42you can blend it out with your fingers01:45using our ivory lace highlighter take01:46the pencil all the way below the brow01:49and then just above the arch using the01:52cella dual blending brush you're able to01:54sculpt out the brows perfectly so01:57highlight highlight highlight highlight02:00you're good to go02:08so no sweat is very easy all you do is02:12fill divine and highlight chella's how-to02:15brow in three easy steps Before After 02:17thanks for watching be you you're02:24beautiful. Chella Hello Beautiful www.chella.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

**Second Amended and Restated Operating Agreement for
Mosaic Distributors, LLC**

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT ("**Agreement**") of Mosaic Distributors, LLC, a California limited liability company ("**Company**"), is effective as of November 4, 2016, and entered by, between and among the Company, Chris Kolodziejski ("**Manager**"), and each of the other persons who is or subsequently becomes a Member of the Company, in accordance with the provisions of this Agreement and the Beverly-Killea Limited Liability Company Act (California Corporations Code section 17001-17656 (the "Act").

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, covenants, and conditions herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby covenant and agree as follows:

ARTICLE 1
GENERAL PROVISIONS

1.1 <u>Formation of the Company</u>.

The Company was formed as a limited liability company under the Act upon the filing and acceptance of Articles (as defined in Article 2 below) with the California Secretary of State on October 8, 2012. The rights and obligations of the parties hereto will be determined pursuant to the Act, the Articles, and this Agreement.

1.2 <u>Name of the Company</u>.

The name of the Company is "Mosaic Distributors, LLC."

1.3 <u>Purposes and Powers</u>.

Notwithstanding any provision hereof or of any other document governing the formation, management, or operation of the Company to the contrary, the sole purposes of the Company are: (i) to acquire the assets of Mosaic Marketing Partners, LLC, a California limited liability company ("**MMP**"), and to operate the business created by the asset acquisition ("**Business**" or "**Chella Business**"); (ii) to raise funds through the offering of debt and equity securities as may be necessary to operate the Business as reasonably determined by the Manager; and (iii) to exercise all powers enumerated in the Act necessary, desirable, or convenient to the conduct, promotion, or attainment of the business or purposes otherwise set forth herein.

1.4 <u>Principal Place of Business</u>.

The principal place of business and office of the Company will be located at 507 Calle San Pablo, Camarillo, California 93012, or such other place or places as the Manager may from time to time designate by notice to the Members. In addition, the Company may maintain such other offices as the Manager deems advisable.

1.5 <u>Term</u>.

The Company will exist in perpetuity unless sooner dissolved and terminated pursuant to this Agreement.

1.6 Title to Company Property.

The Business and all other assets owned by the Company, whether real or personal, tangible or intangible, will be owned by the Company as an entity, and no Member, individually, will have title to such property.

1.7 Acts/Filings.

The Manager shall be authorized, for and on behalf of the Company, to execute or cause to be executed all such certificates, fictitious business name statements, and other documents, and do or cause to be done all such filings, recordings, publishings, and other acts as the Manager may deem necessary or appropriate in its sole discretion to comply with the requirements of law for the formation and operation of the Company in all jurisdictions in which the Company will desire to conduct business.

1.8 Registered Agent.

The agent for service of process on the Company in California will be Clay Lorinsky, Esq., 12424 Wilshire Blvd., 12th floor, Los Angeles, California 90025 or such other eligible individual or entity qualified to act as an agent for service of process as the Manager may designate.

ARTICLE 2
ADDITIONAL DEFINITIONS

Certain terms are defined above or elsewhere in this Agreement. In addition, unless otherwise expressly provided herein or unless the context otherwise requires, the capitalized terms used herein are defined as follows, notwithstanding any other definition contained in the Act:

"Adjusted Capital Account Deficit." With respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year or other period after giving effect to the following adjustments:

(i) credit to such Capital Account any amounts which such Member is deemed obligated to restore pursuant to the penultimate sentence of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and will be interpreted consistently therewith.

"Affiliate." As to any Person, (i) any other Person directly or indirectly controlling, controlled by, or under control with such Person, (ii) any other Person owning or controlling ten percent (10%) or more of the outstanding voting securities of such Person, (iii) any officer, director, general partner, or managing member of such Person, and (iv) any company for which such Person acts as an officer, director, general partner, or managing member.

"Articles." The Articles of Organization of the Company, as may be amended from time to

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time. "Bankruptcy." As to any Person, the happening of any of the following events: (a) an order for relief against the Person is entered under Chapter 7 of the federal bankruptcy law; (b) the Person (i) makes a general assignment for the benefit of creditors, (ii) files a voluntary petition under the federal bankruptcy law, (iii) files a petition or answer seeking for that Person any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, (iv) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against that Person in any proceeding of this nature, or (v) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Person or of all or any substantial part of that Person's property; or (c) sixty (60) days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, the proceeding has not been dismissed, or if within sixty (60) days after the appointment without that Person's consent or acquiescence of a trustee, receiver, or liquidator of the Person or of all or a substantial part of that Person's properties, the appointment is not vacated or stayed, or within sixty (60) days after the expiration of any such stay, the appointment is not vacated.

"Booked Asset Value." With respect to any asset, the assets' adjusted basis for federal income tax purposes, except as follows:

(i) the initial Booked Asset Value of any asset contributed by a Member to the Company will be the fair market value of such asset as determined by the contributing Member and the Manager;

(ii) the Booked Asset Values of all Company assets will be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (a) at the time of any acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution or the distribution by the Company to a Member of more than a de minimis amount of Company property in consideration of an interest in the Company if the Manager reasonably determines in the case of such contribution or distributions that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; and (b) at the time of any liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); and

(iii) the Booked Asset Values of Company assets will be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Sections 734(b) or 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704(b)(2)(iv)(m) and Section 7.4 hereof; provided, however, that the Booked Asset Values will not be adjusted pursuant to this subsection (iii) to the extent the Manager determines that an adjustment pursuant to Subsection (ii) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Subsection (iii).

If the Booked Asset Value of an asset has been determined or adjusted pursuant to Subsection (i), (ii), or (iii) above, such Booked Asset Value will thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Capital Account." The capital account for a Member maintained as provided in Section 5.3.

"Capital Contribution." The amount of money and the initial Booked Asset Value of any property (other than money) contributed by a Member to the Company, in each case made pursuant to Article 3 hereof.

"Capital Event" The sale, recapitalization or other disposition of the Business

"Code." The Internal Revenue Code of 1986, as amended, and the corresponding provisions of any superseding federal revenue law as in force and effect from time to time.

"Common Units." Units that have been issued pursuant to the MMP Conversion Agreement or otherwise issued by the Company, and which are subordinate to the Series A Preferred Unit Holders right to receive (i) a ten percent (10%) return on their Capital Contribution, and (ii) return of their Capital Contribution.

"Common Unit Holder(s)." This general term refers to a Person who holds one or more Common Units and/or any fraction thereof.

"Company." Mosaic Distributors, LLC, a California limited liability company.

"Company Minimum Gain." This term has the meaning set forth in Regulations Sections 1.704-2(b)2 and 1.704-2(d).

"Depreciation." For each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period for income tax purposes, except that, if the Booked Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation will be an amount which bears the same ratio to such beginning Booked Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation will be determined with reference to such beginning Booked Asset Value using any reasonable method selected by the Manager.

"Designated Additional Equity Capital." Cash proceeds in excess of $1,250,000 from additional equity capital being raised in conjunction with this Agreement and as authorized under this Agreement and its related documents.

"Disbursement." Cash payment made by the Company from operating cash before Distributions to the Members.

"Distribution." Any cash or other property distributed to the Members solely in their status as Members of the Company. Thus, for example, compensation to particular Members for services and Company expense reimbursements are not "Distributions."

"Losses." See "Profits" and "Losses" below.

"Manager." Chris Kolodziejski. The term also includes any other Person who may become a Manager of the Company in addition to or in substitution for Chris Kolodziejski.

"Member Nonrecourse Debt." This term has the meaning set forth in Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Deductions." This term has the meaning set forth in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"Members." The Manager and the Unit Holders, and any Person who is admitted to the Company as an additional Unit Holder.

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"MMP." Mosaic Marketing Partners, LLC, a California limited liability company.

"MMP Conversion Agreement." The Conversion Agreement, dated as of May 17, 2013, as may be supplemented from time to time, by and between Company and current owners and lenders of MMP.

"MMP Purchase Agreement." The Asset Purchase & Royalty Agreement, dated as of September 9, 2013, as may be supplemented from time to time, by and between Company and MMP.

"Nonrecourse Debt Minimum Gain." An amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

"Nonrecourse Deductions." This term has the meaning set forth in Regulations Section 1.704-2(b)(1).

"Nonrecourse Liability." This term has the meaning set forth in Regulations Section 1.704-2(b)(3).

"Note Holders." Any Person who holds an interest in a Senior Secured Convertible Note.

"Person." Any natural person, partnership, corporation, association, or other legal entity.

"Preferred Issuance Price." The price per Series A Preferred Unit as defined on the Subscription Agreement entered into between the Company ahd the Series A Preferred Unit Holder.

"Profits" and "Losses." For each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period for federal income tax purposes, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) will be included in taxable income or loss), with the following adjustments:

(i) all income of the Company exempt from federal income tax and not otherwise taken into account in computing Profits and Losses will be added to such taxable income or subtracted from such loss;

(ii) all expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i) (except sales commissions, finders' fees, reimbursement for due diligence expenses, and similar costs), and not otherwise taken into account in computing Profits or Losses, will be subtracted from such taxable income or added to such loss;

(iii) in the event the Booked Asset Value of a Company asset is adjusted pursuant to Subsection (ii) or (iii) of the definition of Booked Asset Value, the amount of such adjustment will be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

(iv) gain or loss resulting from the disposition of each Company asset with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the

Booked Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Booked Asset Value;

(v) in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there will be taken into account Depreciation as defined in this Article 2; and

(vi) notwithstanding the foregoing, no item which is specially allocated pursuant to Section 7.4 or Section 7.5 hereof will be taken into account in computing Profits or Losses;

"Regulations." The Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations). For the purposes of this Agreement, the term "Regulations" will also include Temporary Income Tax Regulations.

"Regulatory Allocations." This term has the meaning set forth in Section 7.5.

"Senior Secured Convertible Note(s)." The senior secured convertible notes dated as of September 5, 2013 issued by Company.

"Series A Preferred Return." A six percent (6%) return on the Series A Preferred Unit Holders' Capital Contribution.

"Series A Preferred Unit(s)." A Unit issued that shall receive (i) a six percent (6%) return on the Series A Preferred Unit Holders' Capital Contribution, and (ii) return of Capital Contribution, prior to the payment of any amounts on Common Units.

"Series A Preferred Unit Holder(s)." This general term refers to a Person who holds one or more Series A Preferred Units and/or any fraction thereof.

"Series A Preferred Unrecovered Contribution" The Unrecovered Contribution of a Series A Preferred Unit Holder, as of any time, means the amount, if any, by which such Series A Preferred Unit Holder's Capital Contribution exceeds the amount of the distributions received by such Series A Preferred Unit Holder pursuant to Section 5.2(b)(v) hereof during the then-current year (until the specified time) and all prior years.

"Subscription Agreement." Any subscription agreement for the purchase of Units approved by the Manager for use by the Company.

"Substituted Unit Holder." This term has the meaning assigned in Section 12.2.

"Super Majority Vote." A vote of Members holding the outstanding Units entitled to vote of at least sixty-seven percent (67%) of those outstanding Units.

"Tax Matters Member." This term has the meaning assigned in Section 9.6.

"Unit." Any membership interest in the Company with the rights, restrictions, and obligations described in this Agreement. .

"Unit Holder." This general term refers to a Person who holds one or more Units and/or any fraction thereof.

ARTICLE 3
MEMBERS AND CAPITAL CONTRIBUTIONS

3.1 <u>Manager</u>.

The Manager has contributed, and will continue to contribute, to the Company the services set forth in this Agreement in consideration for being hired as the Chief Executive Office of Company for the compensation set forth in Article 4 herein. The Manager may, but shall not be required to, purchase Units in the Company.

3.2 <u>Unit Holders</u>.

The current Unit Holders are listed on Exhibit A attached hereto, which shall be updated from time to time by the Manager as Units (i) are acquired from the conversion of MMP interests, (ii) result from the conversion of Senior Secured Convertible Notes, (including all principal, interest and penalties due pursuant thereto), (iii) result from additional investment in the Company, or (iv) are otherwise issued pursuant to the authority of the Manager. A Person will be admitted as a Unit Holder of the Company, at the time of converting Senior Secured Convertible Notes to Common Shares, entering of a subscription agreement, exercising a Warrant, executed and delivered by such Person, and upon the execution and delivery of this Agreement by such Person or on such Person's behalf pursuant to a power of attorney granted pursuant to the subscription agreement or Warrant, or as otherwise issued by the Company. Each Unit Holder to whom the Company issues and sells Units, as the case may be, will make a Capital Contribution at the time of subscription for such Units, in an amount provided in the applicable agreement. The Manager and any of its Affiliates will have the right to purchase Units and, to that extent, will be treated as any other Unit Holders.

3.3 <u>Subscription for Series A Preferred Units.</u>

Each Series A Preferred Unit Holder has subscribed for, either through conversion of Senior Secured Convertible Note principal, interest and penalties or through a purchase the Series A Preferred Units set forth opposite its name on the Schedule A List of Unit Holders in exchange for a Capital Contribution to the Company equal to the product of the number of such Series A Preferred Units and the Preferred Issuance Price pursuant to a separate subscription agreement between such Person and the Company. The Company has accepted such Person's subscription and has admitted such Person as a Member as of the date hereof. Each such Series A Preferred Unit Holder has become a party to this Agreement pursuant the execution of a Joinder Certificate, in the form attached as Exhibit B, by the Manager on such Person's behalf under a power-of-attorney created under such Person's subscription agreement.

3.4 <u>Capital of the Company</u>.

(a) No Member will be paid interest on any Capital Contribution except Members who hold Series A Preferred Units.

(b) Except as otherwise specifically provided herein, no Member will have the right to withdraw or receive any return of such Member's Capital Contribution.

(c)
(c) The Company may raise additional funds through the sale of additional Units in the reasonable discretion of the Manager.

(d) When, in the sole discretion of the Manager, the Company needs additional funds for

7

business purposes as described in this Agreement, each Member may make such additional capital contributions ("**Additional Capital Contributions**") to the Company as the Manager may reasonably require from time to time, on a pro rata basis in proportion to their ownership of the Units. The Manager shall give written notice to the Members concerning any Additional Capital Contribution requirements, which notice shall set forth (a) the total amount required, and (b) such Member's proportionate share thereof. The Members shall have ten (10) business days from the date such notice is given to deliver their Additional Capital Contributions to the Manager.

If any Member fails to contribute his share of an additional capital contribution requested by the Manager, the remaining Members shall have the option, but not the obligation, to contribute to the Company, within such time period as designated by the Manager in its sole discretion, the total amount of additional capital that the non-contributing Member(s) were to contribute ("**Additional Capital Shortfall**"). Any such contribution of an Additional Capital Shortfall would be funded pari passu by each contributing Member in proportion to the Investor Unit ownership percentages of the contributing Members, or as the contributing Members otherwise agree. In the event an Additional Capital Shortfall then remains, the Manager may offer Units to the public provided such offer does not violate applicable laws and/or Regulations.

Following the contributing Member(s)' or third parties' contribution of additional capital required to fund the requested additional capital contribution plus the Additional Capital Shortfall, each Members' capital account shall be adjusted. Corresponding Unit totals and voting rights shall be recalculated accordingly. This shall represent the sole remedy available to the Company or any Member against a Member that fails to contribute its share of any requested additional capital contribution.

ARTICLE 4
COMPENSATION AND REIMBURSEMENT TO THE MANAGER AND ITS AFFILIATES

4.1 <u>Fees</u>.

The Manager shall not be entitled to receive fees and other compensation from the Company unless the Manager is also serving as the Chief Executive Officer ("**CEO**") of the Company. In the event the Manager renders services as the CEO, the Company shall pay the Manager for services as the CEO $200,000 per year ., which shall be reviewed annually by the Compensation Committee of the Board as defined in Section 8.1 below and similar benefits as provided to other employees commensurate with the position ("**CEO Salary**"). The Manager shall be entitled, in his sole discretion, to accept Units in lieu of cash as payment for the CEO Salary. To the extent Units are taken as compensation, a minimum $5,000,000 valuation will be placed on the Company in determining the value of said Unit.

4.2 <u>Reimbursement of Expenses and Costs</u>.

The Manager will be reimbursed for all reasonable, direct, actual, and out-of-pocket expenses incurred by in performing services as Manager for the Company. Such reimbursable expenses may include all reasonable, direct, actual, out-of-pocket expenses incurred in performing or in connection with extraordinary administrative services. The Company will keep appropriately detailed books, ledgers, and records to allow all reimbursable items to be verified.

ARTICLE 5
DISTRIBUTIONS AND RELATED MATTERS

5.1 <u>Generally</u>.

From time to time, the Company will make such Distributions as the Manager determines, in its sole discretion, are available for Distribution and not required for (i) the timely payment of Company debts or obligations; or (ii) such reserve for improvements, working capital, contingencies, and such other business purposes as the Manager considers appropriate. Subject to the other provisions of this Article 5, the Manager expects to make distributions each year to the Members not less frequently than on an annual basis.

Notwithstanding the preceding, during the term of the Senior Secured Convertible Note(s) the Company shall not, without approval of a Majority of the Subscribers (as defined in the Loan and Security Agreement dated September 5, 2013), do any of the following: (i) incur total indebtedness in excess of $2.5 million including the $1.2 mm Convertible Notes issuance amount and the $1.0 mm unsecured note toward deferred payment on the asset purchase agreement with MMP; ii) merge or consolidate with another corporation or entity; (iii) acquire any assets, except in the ordinary course of business; (iv) enter into any other transaction outside the ordinary course of business (the raising of new equity capital as provided in Section 3.3 shall be considered to be in the ordinary course of business for this purpose); (v) sell or transfer any Collateral, except the in the normal course of its business; (vi) store any Inventory or other Collateral with any warehouseman or other third party unless such warehouseman or other third party has entered into an agreement with Subscribers acceptable to Subscribers with respect thereto; (vii) make any loans of any money or other assets to, or purchase the stock or other securities of, or make any other investment in, any other Person; ; (viii) guarantee or otherwise become liable with respect to the obligations of another party or entity; (ix) pay or declare any dividends on Company's Units; (x) redeem, retire, purchase or otherwise acquire, directly or indirectly, any of Borrower's stock; (xi) make or incur any Capital Expenditure in excess of $25,000; (xii) dissolve or elect to dissolve; or (xiv) agree to do any of the foregoing.

5.2 <u>Order of Disbursements and Distributions</u>.

(a) <u>Operating Cash Available for Disbursements and Distributions</u>. Subject to the general requirements set forth in Sections 5.1 and 5.4 of this Agreement, and except for the case of Designated Additional Equity Capital, as defined in Article 2 of this Agreement, and further provided in this Section 5.2, cash available for Disbursement after payment of all operating and management expenses and an amount retained as reasonably determined by the Manager as a reserve, shall then be used (i) first to pay any outstanding principal, accrued interest or penalties associated with the Senior Secured Convertible Note(s), and (ii) second, to pay the Royalty Payment pursuant to the MMP Purchase Agreement. Any residual amount of cash remaining after the foregoing shall be distributed to Members, (i) first, to pay the Series A Preferred Unit Holders in proportion to their ownership of Series A Preferred Units any unpaid balance in their Series A Preferred Return, (ii) second, to repay the Series A Preferred Unit Holders in proportion to their ownership of Series A Preferred Units their Series A Preferred Unrecovered Contribution, and (iii) third, to pay the Members an amount equal to their pro rata share of Member Units.

(b) <u>Cash Available for Disbursements and Distributions from a Capital Event</u>. Subject to the general requirements set forth in Sections 5.1 and 5.4 of this Agreement, cash available for distribution following the sale, recapitalization or other disposition of the Business, after payment of all operating and management expenses, shall be determined in the following manner and order of priorities:

(i
(i) first, to pay outstanding principal interest and penalties on the Senior Secured Convertible Note(s);

(ii) second, to pay the Series A Preferred Unit Holders in proportion to their ownership of Series A Preferred Units any unpaid balance in their Series A Preferred Return;

(iii) third, to repay the Series A Preferred Unit Holders their Series A Preferred Unrecovered Contribution;

(vi) four, to pay the unpaid balance on Royalty due and owing under the MMP Purchase Agreement;

(v) fifth, to pay the interest on the unsecured note to Mosaic Marketing Partners, LLC;

(vi) sixth, to pay the principal on the unsecured note to Mosaic Marketing Partners, LLC; and

(vii) thereafter, the balance, if any, to all the Members, on an as converted basis, in proportion to their percentage ownership of Member Units provided, however, in the case of a complete liquidation of the Company, after the final allocation of profits is made under section 7.3 and posted to each Member's capital account, the final liquidating distribution (or distributions) of cash shall be made proportionate to the then-standing positive balance in each Member's Capital Account.

(c) Authorized Disbursements in the case of Designated Additional Equity Capital. Notwithstanding the foregoing, if the Company raises Designated Additional Equity Capital, such amounts will be used for the repayment of any principal, accrued interest and penalties associated with the Senior Secured Convertible Notes. Any residual balance of Designated Additional Equity Capital not so used shall be retained and used for any Company matter as Manager may reasonably determine.

5.3 Capital Accounts.

A separate Capital Account will be maintained by the Company for each Member. There will be credited to each such Member's Capital Account the amounts of the Capital Contributions made by such Member, the amount converted pursuant to the Senior Secured Convertible Note(s), the amount converted pursuant to the MMP Conversion Agreement, the amount of any exercised Warrants, the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member by the Company, allocations of Company Profits (or other items of income) pursuant to Article 7, and the amount of any other upward adjustment to such Capital Account required by Regulations Section 1.704-1(b). There will be debited against each such Member's Capital Account the amount of Distributions to such Member, the amount of liabilities of such Member which are assumed or paid by the Company or which are secured by any property contributed to the Company by such Member, allocations of Company Losses (or other items of loss) to such Member pursuant to Article 7, the amount of syndication costs attributable to such Member's Units, and the amount of any other downward adjustment to such Capital Account required by Regulations Section 1.704-1(b). If property is distributed to a Member, the Capital Accounts will be adjusted to reflect the manner in which the unrealized Profits and Losses inherent in such property (that has not been reflected in the Capital Accounts previously) would be allocated among the Members if there were a taxable disposition of such property for the fair market value of such property on the date of distribution. The aforesaid Capital Account adjustments for liabilities will take into account the requirements of Code Section 752 and Regulations promulgated thereunder in such manner as is appropriate pursuant to the requirements of Code Section 704(b). If, in the opinion of the Manager, the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 5.3 should be modified in order to comply with the requirements of Code Section 704(b) and the Regulations promulgated thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 5.3, the Manager may alter the method in which Capital Accounts are maintained, and the Manager will have the right to amend this Agreement without action by any other Members to reflect any such change in the manner in which Capital Accounts are maintained; provided, however, the Manager will have determined that such change in the manner of maintaining Capital Accounts will not materially alter the economic agreement among the Members.

5.4 <u>Timing of and Limitations on Distributions</u>.

Notwithstanding any other provision of this Agreement, the Manager will have the discretion to cause the Company to make any Distribution or payment, including payments under Section 5.2(a) hereof, only after the Manager has determined, in his good faith judgment, that the Company: (i) will have adequate funds after making the Distribution to pay the Company's indebtedness and expenses and to maintain such reserves as the Manager deems appropriate, and (ii) will not otherwise be rendered insolvent by making such Distribution or payment. The Manager will determine, in its good faith discretion, the timing of Company Distributions and payments. For the purpose of determining Unit holders entitled to: (i) receive a proxy or notice of a vote on any matter requiring Unit holder approval under this Agreement, (ii) receive payments or Distributions of any kind from the Company, or (iii) for any other proper purpose, the Manager may fix in advance a date as the record date for any such determination of Unit holders. If no such record date is fixed by the Manager, the date immediately preceding the date on which such notice, Distribution, or payment is mailed or distributed shall be the record date for such determination of Unit holders. The Company may be restricted from making Distributions or payments under the terms of indebtedness or other obligations which it may incur in conjunction with borrowed funds or otherwise.

5.5 <u>Withholding</u>.

The Company may withhold from Distributions, or with respect to allocations, any amount required by applicable federal, state, or local income tax laws to be withheld with respect to such Distributions or allocations. Any amount so withheld will be paid over to the appropriate taxing authority and, for purposes of this Agreement, will be treated as a Distribution from the Company to the Person otherwise entitled to receipt thereto.

ARTICLE 6
EXPENSES

6.1 <u>Expenses of the Company</u>.

The Company will pay the following expenses:

(a) Expenses connected with the Company's business or assets which may include, but are not limited to: (i) legal, accounting, and other consulting fees and expenses incurred by the Company in connection with its organization, MMP Conversion Agreement, and all financings undertaken by the Company; and (ii) amounts properly payable to the Manager under this Agreement; and

(b) Other expenses necessary or desirable in the good faith discretion of the Manager for Company operations.

ARTICLE 7
ALLOCATIONS

7.1 <u>Tax Allocations</u>.

(a) The allocations set forth in this Article 7 are intended to allocate Profits and Losses and taxable income, gain, deduction, and loss to the Manager and the Unit holders in accordance with their economic interests in the Company and in compliance with the requirements of Code Section 704(b) and the Regulations promulgated thereunder. If, in the opinion of the Manager and upon the advice of the Company's accountants and legal counsel, the allocations pursuant to this Article 7 do not: (i) satisfy the requirements of Code Section 704(b) or the Regulations thereunder, (ii) comply with any other provisions of the Code or Regulations, or (iii) properly take into account any expenditure made by the Company or transfer of a Company interest, then, notwithstanding anything to the contrary contained in this Article 7, Profits and Losses and taxable income, gain, deduction, and loss will be allocated in such manner as the Manager determines to be required so as to reflect properly, (i), (ii), or (iii), as the case may be, and the Manager will have the right to amend this Agreement without action by the Members to reflect any such change in allocations; provided, however, the Manager will attempt as far as possible to maintain the existing economic arrangement among the Members, but the Manager will have sole discretion over the specifics of the amended allocations.

(b) In accordance with Code Section 704(c) and the Regulations, income, gain, loss, and deduction with respect to any asset contributed to the capital of the Company will, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Booked Asset Value in accordance with the method selected by the Manager from the methods permissible under Regulations Section 1.704-3.

(c) In the event the Booked Asset Value of any Company asset is adjusted pursuant to the terms of this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such asset will take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Booked Asset Value in the same manner as under Code Section 704(c) and the Regulations.

(d) Except as provided in Sections 7.1(b) and 7.1(c) hereof, taxable income, gain, deduction, and loss will be allocated among the Members in the same manner as Profit and Loss are allocated to their book Capital Accounts under Sections 7.2 through 7.5 hereof.

7.2 <u>Allocation of Losses</u>.

After giving effect to the allocations contained in Section 7.4 and subject to Section 7.5, Losses for any fiscal year will be allocated to the Members' Capital Accounts in the following manner and order of priorities:

(a) first, to all Members to the extent of any Profit allocated to them under Section 7.3(d) (net of any Loss previously allocated to them under this Subsection 7.2(a));

(b) second, to the Unit Holders to the extent of any Profit allocated to them under Subsection 7.3(c) (net of any Loss previously allocated to them under this Subsection 7.2(b));

(c) third, to the Unit Holders until they have been allocated cumulative Losses under this Subsection 7.2(c) (other than Losses offset by Profit allocations under Subsection 7.3(b)) equal to the amount of their Capital Contributions;

(d) fourth, one hundred percent (100%) to the Members, in proportion to their percentage ownership of the Units; provided no Loss shall be allocated under this Subsection 7.2(d) if such allocation would cause any Member to have an Adjusted Capital Account Deficit; and

(e) fifth, to the Members for whom such allocation would not cause an Adjusted Capital

Account Deficit.

7.3 <u>Allocation of Profits</u>.

After giving effect to the allocations contained in Section 7.4 and subject to Section 7.5, Profits for any fiscal year will be allocated to the Members' Capital Accounts in the following manner and order of priorities:

(a) First, to all Members to the extent of, and in the inverse order of, Losses allocated to them under Subsections 7.2(d) and 7.2(e) (net of any Profits previously allocated to them under this Subsection 7.3(a));

(b) Second, to the Members to the extent of any Losses allocated to them under Subsection 7.2(c) (net of any Profits previously allocated to them under this Subsection 7.3(b));

(c) Third, to the Series A Preferred Unit Holders until each of them has been allocated cumulative Profits pursuant to this Subsection 7.3(c), (other than Profits offset by Loss allocated pursuant to Subsection 7.2(b)) equal to the amount of such Series A Preferred Return;

(d) Fourth, to the Series A Preferred Unit Holders until each of them has been allocated cumulative Profits pursuant to this Subsection 7.3(d), (other than Profits offset by Loss allocated pursuant to Subsection 7.2(b)) equal to the amount of such Series A Preferred Unit Holders Capital Contribution; and

(e) Fifth, the balance to the Unit Holders, in proportion to their percentage ownership of the Member Units.

7.4 <u>Special Allocations</u>.

The following special allocations will be made in the following order:

(a) <u>Company Minimum Gain Chargeback</u>. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article 7, if there is a net decrease in Company Minimum Gain during any Company fiscal year, the Manager and the Unit holder will be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to each such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each such Member pursuant thereto. The items so allocated will be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Subsection 7.4(a) is intended to comply with the minimum gain chargeback requirement within the meaning of Regulations Section 1.704-2(f) and will be interpreted consistently therewith.

(b) <u>Member Minimum Gain Chargeback</u>. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article 7, if there is a net decrease in Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Member who has a share of the Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, will be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Manager and each Unit holder pursuant thereto. The items to be so allocated will be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Subsection 7.4(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(j)(4) of the Regulations and will be interpreted consistently therewith.

(c) <u>Qualified Income Offset</u>. In the event the Manager or any Unit holder unexpectedly receives in any fiscal year any adjustments, allocations, or distributions described in Regulations Sections 1.704-1(b)(2) (ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain for such year (and, if necessary, subsequent years) will be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit created by such adjustments, allocations, or distributions as quickly as possible, provided an allocation pursuant to this Subsection 7.4(c) will be made only if and to the extent that a Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 7 (other than Subsection 7.4(f)) have been tentatively made as if this Subsection 7.4(c) were not in this Agreement. This Subsection 7.4(c) is intended to comply with the income offset requirements in Regulations Section 1.704-1(b)(2)(ii)(d)(3) and will be interpreted consistently therewith.

(d) <u>Member Nonrecourse Deductions</u>. Any Member Nonrecourse Deductions for any fiscal year will be specially allocated to the Manager or Unit holder who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(e) <u>Code Section 754 Adjustments</u>. To the extent an adjustment to the adjusted tax basis of any Company asset is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss will be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

(f) <u>Gross Income Allocation</u>. For any fiscal year, if, after giving effect to the distribution provisions of Article 5 and the allocation provisions of Sections 7.2, 7.3, and 7.4 (other than this Subsection 7.4(f)), any Distribution made during that fiscal year in accordance with Article 5 would cause a Member to have an Adjusted Capital Account Deficit (each such Member is referred to below as a "<u>Deficit Member</u>"), items of gross income, otherwise allocable to other such Members pursuant to Section 7.3, will be allocated pro rata to all Deficit Members in such amounts as would eliminate, to the greatest extent possible, any Adjusted Capital Account Deficit that would otherwise be generated by such Distribution. In no event, however, will a Distribution be made to any Member to the extent that such Member has an Adjusted Capital Account Deficit after application of this Subsection 7.4(f).

7.5 <u>Curative Allocations</u>.

The allocations set forth in Subsections 7.4(a), 7.4(b), 7.4(c), 7.4(d), and 7.4(e) hereof (the "<u>Regulatory Allocations</u>") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations will be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 7.5. Therefore, notwithstanding any other provision of this Article 7 (other than this Section 7.5), the Manager will make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory

Allocations were not part of this Agreement.

ARTICLE 8
MANAGEMENT OF THE COMPANY

8.1 The Board.

(a) Following the conversion of Senior Secured Convertible Notes or subsequent raising of equity capital by the Company, the business and affairs of the Company shall be managed by the Manager under the direction of a board of directors (the "Board"). The number of directors comprising the Board shall be not less than one (1) nor more than five (5), as may be determined from time to time by resolution adopted by the Board. All directors are not required to be Members and must be natural persons who are at least eighteen (18) years of age but need not be residents of California (the "**Directors**"). Each of the Members hereby constitutes and appoints Mr. Chris Kolodziejski ("**Mr. Kolodziejski**") as the initial Director and the Chairman of the Board (the "**Chairman**"). Mr. Kolodziejski shall be entitled to designate one (1) additional Director, each a ("Mosaic Director") and together the ("**Mosaic Directors**"), the Members voting together as a single group, owning Preferred Units shall be entitled to designate two (2) Directors ("**Member Directors**") and in addition, one other Director shall be identified by Mr. Kolodziejski and subject to the commercially reasonable approval by the Board ("**Additional Director**").

(b)Term; Election. Each Director shall serve for a term of one (1) year and shall hold office until the annual meeting of Members for the year in which his or her term expires and until his or her successor shall be duly elected and qualified, subject, however to prior death, resignation, retirement, disqualification or removal from office. In no event will a decrease in the number of Directors shorten the term of any incumbent Director.

(c) Resignation; Removal; Vacancy. A Director may resign at any time by giving written notice to the other members of the Board. The resignation shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a member of the Board who is also a Member, shall not, in and of itself, affect such Director's status as a Member. A Director may be removed from office at any time for Cause by the affirmative vote of a majority of the Board or a Super Majority Vote. Any vacancy occurring in the Board, including any vacancy created by reason of an increase in the number of members of the Board, shall be filled for the unexpired term by the remaining members of the Board and any Director so chosen shall hold office for the remainder of the term and until such Director's successor shall have been duly elected and qualified.

(d) Major Decisions. The Manager shall be required to obtain the affirmative vote of a majority of the Board in connection with any of the following (each, a "**Major Decision**"):

    i.   Amending or restating Company's organizational documents;

    ii.   Selling, leasing, exchanging or otherwise disposing of all or substantially all of the Company's property and assets;

    iii.   Engaging in any merger, interest exchange or other business combination transaction effecting the ownership or structure of the Company;

iv.   incurring any additional indebtedness, excluding trade payables, unless in compliance with the covenants in the Loan and Security agreement on the senior convertible note offering;

v.   Assigning rights in specific Company property for other than a Company purpose;

vi.   Taking or refraining from taking actions that are not in material compliance with the budgets and business plans approved by the Board; and

vii.   Commencing or settling any material litigation, insurance claim or condemnation claim in excess of $250,000.

8.2 Meetings of the Board.

(a)   Regular Meetings. The Board shall be required to hold regular meetings a minimum of at least once each six (6) month period. The Board may fix by resolution the place, date and time for the holding of such regular meetings, in which case no notice of such regular meetings need be given to the Directors; *provided, however,* that if the Board fixes or changes the time or place of any regular meeting, notice of such action shall be given to each Director not present at the time such action was taken.

(b)   Special Meetings. Special meeting of the Board may be called at any time by the Chairman or by any two (2) or more members of the Board. Any such special meeting may be held at any time or place within or without Ventura County, California as designated in the notice for each such meeting.

(c)   Notice of Meetings. Notice of meetings of the Board (other than the regular meetings) shall be given to each member of the Board not less than seventy-two (72) hours before the meeting, either personally or by mail, facsimile, overnight courier service or e-mail. Such notice shall state the place, day and time of the meeting. The failure to state the purpose(s) of the meeting in the notice shall not invalidate the notice. Notice of any meeting of the Board may be waived by members of the Board before, at or after the meeting. Such notice shall be deemed to be delivered as provided in Section 16.1, except that notice by means of facsimile or electronic mail does not require notice to be sent by any other described method provided that telephonic communication has also been delivered to each Director. The foregoing notice periods shall begin to run from the time notice is sent.

(d)   Waiver of Notice. Notice of a meeting of the Board need not be given to a Director who signs a waiver of notice either before or after the meeting. Attendance of a Director at a meeting shall constitute a waiver of notice of that meeting and a waiver of any and all objections to the place of the meeting, the time of the meeting and the manner in which it has been called or convened, except when a Director states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened. The waiver of notice need not describe either the business to be transacted or the purpose of the special meeting.

(e)   Telephonic Meetings Permitted. Members of the Board may participate in a meeting thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such telephonic participation in a meeting shall constitute presence in person at such meeting.

(f) Quorum, Proxies and Action by the Board. At all meetings of the Board, a majority of the whole Board, present in person, by telephone or represented by proxy, shall constitute a quorum, including any interested Directors, for the transaction of business and the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board. At all meetings of the Board, a Director may vote in person, by telephone or by proxy executed in writing by the Director. Such proxy shall be filed with the Board before or at the time of the meeting. No proxy shall be valid after one (1) month from the date of its execution. If a quorum is not present at a meeting of the Board, the Directors present may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall be present.

(g) Deemed Assent. A Director who is present at a meeting of the Board when an action is taken is deemed to have assented to the action taken unless (i) the Director objects at the beginning of the meeting (or promptly upon his or her arrival) to the holding of the meeting or transacting specified business at the meeting, or (ii) the Director votes against or abstains from the action taken.

(h) Action Without a Meeting. Any action required or permitted to be taken by the Board may be taken without a meeting if a majority of the members of the Board consent thereto in writing and the writing or writings are filed with the minutes of the proceedings of the Board. The action taken shall be deemed effective when the last Director signs the consent unless the consent specifies otherwise. Within ten (10) days after such authorization by written consent, notice of the authorization of any such action must be given to those Directors who have not consented in writing or are not entitled to vote on the action.

(i) Compensation of Directors. The Directors may be paid their expenses, if any, of attendance at each meeting of the Board. No such payments shall preclude any Director from serving the Company in any other capacity and receiving compensation. Unless specifically authorized by a resolution of the Board, the Directors shall serve in such capacity without compensation.

8.3 Committees of the Board.

(a) Audit Committee. There shall be a committee of the Board to be known as the Audit Committee (the "**Audit Committee**"), comprised of three (3) members, each of whom shall be a member of the Board and one of whom shall be an Investor Director.. One Director shall be designated as chairman of the Audit Committee. The members of the Audit Committee shall be elected by the Board for a term of one (1) year and shall continue as a member of the Audit Committee until the expiration of his or her term as a Director, or until his earlier resignation from a committee, in either case unless sooner removed as a member of the Audit Committee or as a Director by any means authorized by this Operating Agreement. If any such member shall be elected to fill the remaining term of a prior member, such member shall continue until the expiration of such term. Each member of the Audit Committee shall be financially literate, as interpreted by the Board in its business judgment, or shall become financially literate within a reasonable period of time following his or her appointment.

(b) (a) Compensation Committee. There shall be a committee of the Board to be known as the Compensation Committee (the "**Compensation Committee**"), comprised of three (3) members, each of whom shall be a member of the Board and one of whom shall be an Investor Director. One Director shall be designated as chairman of the Compensation Committee. The members of the Compensation Committee shall be elected by the Board for a term of one (1) year and shall continue as a member of the Compensation Committee until the expiration of his or her term as a Director, or until his earlier resignation from a committee, in either case unless sooner removed as a member of the

Compensation Committee or as a Director by any means authorized by this Operating Agreement. If any such member shall be elected to fill the remaining term of a prior member, such member shall continue until the expiration of such term. Compensation issues related to the Manager and key employees will be approved unanimously by the Compensation Committee.

(c)   Other Committees.   The Board may, by resolution duly adopted by a majority of the Board, appoint such other committee or committees and designate one or more Directors to constitute a named committee, as it shall deem advisable and with such limited authority as the Board shall determine from time to time.   One of such Directors shall be designated as chairman of the named committee. Each member of a committee shall continue as a member thereof until the expiration of his or her term as a Director, or until his earlier resignation from a committee, in either case unless sooner removed as a member of a committee or as a Director by any means authorized by this Operating Agreement. Each committee shall fix its own rules of procedure and shall meet at such times and at such places as may be provided by its rules. The chairman of a committee or, in the absence of a chairman, a member of a committee chosen by a majority of the members present, shall preside at meetings and another member thereof chosen by a majority of the members present shall act as secretary.

(d) Quorum; Voting; Minutes.   All three members of a committee shall constitute a quorum for the transaction of business, and the unanimous vote of the members thereof shall be required for any action of any committee, including the Audit Committee. Each committee shall keep minutes of its meetings and deliver such minutes to the Board.

(e) Appointments, Removals, and Vacancies.   The Board shall have sole authority to appoint and remove members of any committee, including the power to at any time to fill vacancies in, change the membership of, or discharge any committee. Any such appointment shall be based upon the recommendation of the Board. A chairperson of the committee shall be designated by the Board from among the members of each committee.

8.4 The Manager.

At all times prior to the conversion of Senior Secured Convertible Note or subsequent raising of equity capital by the Company, the Company will be managed by the Manager.   Thereafter, the Company shall be managed by the Manager subject at all times to the limitations set forth in Sections 1.3, 8.1 and 10.3, and the Manager shall have the full, exclusive, and absolute right, power, and authority to manage and control the Company and the property, assets, and business thereof. the Manager will have all the rights, powers, and authority conferred upon it by law or under other provisions of this Agreement. Without limiting the generality of the foregoing, such powers include the right, in the Manager's good faith discretion and without the necessity of consent from the Unit Holders, to do or cause the Company to do the following:

(a) enter into on behalf of the Company, and cause the Company to perform its obligations under any agreement concerning the Business, the Subscription Agreements documenting the purchase of units by the Members, and such other agreements as the Manager deems necessary or appropriate on behalf of the Company; and to enter into such other instruments and agreements directly or through the Manager which the Manager deems necessary or appropriate to effectuate the rights, authority, and power explicitly granted to the Manager in this Agreement and to take all such action in connection therewith as the Manager in its discretion deems necessary, desirable, or appropriate;

(b) subject to Section 10.3 of this Agreement, borrow money, issue evidence of indebtedness in connection therewith, refinance, increase the amount of, modify, amend, or change the terms of, or extend the time for the payment of, any indebtedness or obligation of the Company, and secure such indebtedness by a security agreement, pledge, or other lien or security interest on Company assets, and, in this regard, it is provided further that the Manager is hereby authorized by all the Members to cause the Company to enter into each and every document, agreement, and other writing and instrument necessary or advisable to effect any of such transactions;

(c) subject to Articles 4 and 6 of this Agreement, pay all expenses of the Company;

(d) subject to Section 10.3 of this Agreement, sell, exchange, or otherwise dispose (other than pursuant to the exercise of any lien or security interest granted in accordance with subparagraph (a) above) of all or substantially all of the Company's assets;

(e) sue on, defend, or compromise any and all claims or liabilities in favor of or against the Company (including, without limitation, any obligation of any Member to contribute or return any improper Distribution) and to submit any or all such claims or liabilities to arbitration;

(f) make or revoke any election permitted the Company by any taxing authority;

(g) retain/hire legal counsel, auditors, employees, researchers, and contractors and other professionals in connection with Company business and pay therefore such remuneration as the Manager, in its sole discretion, deems necessary or appropriate;

(h) retain other services of any kind or nature in connection with the Company business, and pay therefore such remuneration as the Manager, in its sole discretion, deems necessary or appropriate;

(i) file information returns with tax authorities and elect such methods of cost recovery as the Manager determines, in its sole discretion, to be necessary or appropriate;

(j) require in any or all Company contracts that the Manager and its Affiliates will not have any personal liability thereon and that the Person or entity contracting with the Company is to look solely to the Company assets for satisfaction, and require the satisfaction of contracts on which the Managers and their Affiliates have personal liability prior to contracts on which they have no such personal liability;

(k) maintain reserves in such amount as the Manager determines, in its sole discretion, to be necessary or appropriate;

(l) cause the Company to be dissolved in accordance with the terms of this Agreement and subject to any Unit holder approval required under this Agreement;

(m) subject to Sections 10.3 and 12.3, issue additional Units;

(n) subject to Section 10.3, perform any and all other acts the Manager reasonably deems necessary or appropriate to manage and operate Company business. Notwithstanding the foregoing and any other provision of this Agreement, the Manager and its Affiliates will not, without the consent of a majority in interest of the Unit holders: (i) do any intentional act that would constitute a material breach of this Agreement, or (ii) possess Company property or assign the Company's right in specific Company property for other than a Company purpose. The Manager may contract on behalf of the Company with Affiliates in accordance with its authority under this Section 8.1 so long as the material terms of any such contract are reasonably comparable to those available through non-Affiliates;

(o) The Company, and the Manager on behalf of the Company, may enter into and perform all documents, agreements, certificates or financing statements contemplated thereby or related thereto, all without any further act, vote or approval of any Member or other Person notwithstanding any other provision of this Agreement, the Act, or applicable law. The foregoing authorization shall not be deemed a restriction on the powers of the Manager to enter into other agreements on behalf of the Company.

8.5 <u>The Unit Holders</u>.

Except as expressly provided in this Agreement, the Unit Holders will not have any voice or participation in the management of the Company's business or any power to bind the Company or to act on behalf of the Company in any manner whatsoever.

8.6 <u>Duty to Devote Time</u>.

The Manager will devote such time and attention to the business of the Company as it determines, in the exercise of its good faith judgment, to be necessary or appropriate for the conduct of Company business, but such commitment shall not be deemed to require exclusive and/or fulltime attention.

8.7 <u>Other Activities</u>.

The Manager, its members, officers, directors, agents, employees, and Affiliates will have the right to engage in any other business (including, but not limited to, acting as a partner, member, or manager of other partnerships, limited liability companies, or other entities formed for purposes similar to the purpose of the Company) and to compete, directly or indirectly, with the business of the Company, and neither the Company nor any Member will have any rights or claims as a result of such activities. However, notwithstanding the preceding, the Manager shall offer the Company any opportunity that is directly competitive with Company or is a "corporate opportunity". Manager may pursue any such opportunity individually only in the event the Units Holders after written notice, elect by Super Majority Vote to forego such opportunity. In the event the Unit Holders vote to forego any such opportunity or such opportunity is not directly competitive or a "corporate opportunity", the Manager will have no duty or obligation thereafter to offer, share, or offer to share such investment opportunity with the Members or the Company. The Unit Holders hereby waive any and all rights and claims which they may otherwise have against the Manager, its members, officers, directors, agents, employees, and Affiliates as a result of any such activities, provided that such activities do not violate any provision of this Agreement.

8.8 <u>Liability and Indemnity</u>.

(a) <u>Indemnification</u>. The Company, its receiver or trustee, at the request of the Manager or other Indemnitee (as defined below), will indemnify the Manager and its members, officers, agents, employees, subsidiaries, or Affiliates against and hold them harmless from any claim, demand, judgment, liability, loss, costs, or expense (including, but not limited to, attorneys' fees and court costs) which may be made or imposed upon such Persons by reason of any act performed by any such Persons for or on behalf of the Company or in furtherance of the Company's business or any inaction on the part of any such Persons, unless the conduct of any such Persons is adjudicated to constitute fraud, willful misconduct, willful breach of this Agreement, or willful violation of federal or state securities laws, and provided that the Person or Persons in question reasonably believed, at the time such Person or Persons engaged in the conduct in question, that such conduct was in connection with the Company's business and was in the best interests, or not opposed to such best interests, of the Company. If any action, suit, or proceeding will be commenced against, or any claim or demand be asserted against, any party entitled to indemnity under this Subsection 8.8(a) ("**Indemnitee**"), such Indemnitee will promptly notify the Manager, the Company, its receiver or trustee, and the Company will thereafter have the obligation to assume control of the litigation (including the selection of counsel), except that nothing herein will preclude the Indemnitee and the Manager from participating, at the expense of such participant and with counsel of such participant's own choice, in the defense, compromise, or settlement of the litigation, and in connection therewith the Indemnitee will cooperate fully in all respects with the Company in any such defense, compromise, or settlement, including, without limitation, making available to the Company all pertinent information under control of the Indemnitee and not unreasonably withholding consent to any compromise or settlement. Notwithstanding the foregoing, no Indemnitee shall be indemnified for any losses, liabilities, or expenses arising from or out of an alleged violation of federal or state securities laws unless: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the Indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the Indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and related costs should be made.

(b) Liability for Acts or Omissions. Neither the Manager nor any of its members, directors, officers, agents, employees, subsidiaries, or Affiliates will be liable, responsible, or accountable for damages or otherwise to the Company or any Member for any action taken or failure to act on behalf of the Company within the scope of the authority conferred on such Manager by this Agreement or by law, so long as such conduct does not constitute willful misconduct, willful breach of this Agreement, or willful violation of federal or state securities laws, whether such conduct constitutes an error in judgment, negligence, or a breach of fiduciary duty. If the Manager is adjudicated by a court or other tribunal of competent jurisdiction to have committed willful misconduct, willful breach of this Agreement, or willful violation of federal or state securities laws which damaged any Unit holder and the Manager is liable for such damage (such damage may include the Unit holders' share of the amount of any compensation required to be paid to any Substituted Manager that is substituted for the Manager as a result of its willful misconduct), the Manager will be obligated to pay the amount of such adjudicated damages out of its share of all Company Distributions made thereafter.

(c) No Presumption. The termination of any action, suit, or proceeding by judgment or settlement will not, in and of itself, create a presumption that any Member or any of its directors, officers, partners, agents, employees, or Affiliates is not entitled to indemnification or is not entitled to the protection afforded by this Section 8.8.

(d) Advance. Expenses (including legal fees and expenses) of the Manager, and its members, directors, officers, agents, employees, and Affiliates, incurred in defending any proceeding described in Subsection 8.5(a) above will be paid by the Company in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of such Person to repay such amount if it will ultimately be determined by a court or other tribunal of competent jurisdiction that such Person is not entitled to be indemnified by the Company as authorized hereunder.

(e) Limitation. Notwithstanding any provision hereof or of any other document governing the formation, management, or operation of the Company to the contrary, any indemnification shall be fully subordinated to any obligations respecting the Property and shall not constitute a claim against the Company in the event that cash flow is insufficient to pay such obligations.

8.9 Policies with Respect to Conflicts of Interest.

It is the policy of the Company that the Company's relationship with the Manager and its Affiliates will be conducted on terms that are fair to the Company and commercially reasonable. All agreements, contracts, or arrangements between the Company and the Manager and its Affiliates shall be subject to the following conditions:

(a) any such Manager or Affiliate must have the ability to render such services or to sell or lease such goods;

(b) any such agreement, contract, or arrangement must be fair to the Company and reflect commercially reasonable terms;

(c) no rebates may be received by the Manager or any Affiliate, nor may they participate in any reciprocal business arrangements which would have the effect of circumventing any of the provisions of this Section 8.7; and

(d) no such agreement, contract, or arrangement described in any financing undertaken by the Company may be amended in such manner as to increase materially the fees or other compensation payable to the Manager or any Affiliate or to decrease materially the responsibilities or duties of the Manager or any Affiliate in the absence of consent of a majority-in-interest of the Unit Holders.

(e) Conflicts of interest that arise between the Company and the Manager, its principals, owners and members will be resolved by the Board in its sole discretion and without independent dispute resolution procedures such as an independent conflicts committee.

ARTICLE 9
BOOKS, RECORDS, ACCOUNTS, AND REPORTS

9.1 <u>Books and Records</u>.

The books and records of the Company, or true and accurate copies thereof, will be maintained at the principal office of the Company. The books and records to be so maintained by the Company will include the following:

(i) a current list, in alphabetical order, of the full name and last known business or residence address of each Member and of each holder of an economic interest in the Company, together with the number of Units of each Unit Holder;

(ii) a copy of the Company's Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles and any amendment has been executed;

(iii) copies of the Company's federal, state, and local income tax information returns;

(iv) a copy of this Agreement, and any amendments thereto, together with executed copies of any powers of attorney pursuant to which the Agreement and any amendment has been executed;

(v) copies of any financial statements of the Company, if any;

(vi) copies of the Company's books and records as they relate to the internal affairs of the Company; and

(vii) any other information or materials required by the Act to be maintained at the Company's principal office.

9.2 <u>Members' Rights Regarding Books and Records</u>.

(a) Upon the written request of a Member for a purpose reasonably related to the interest of that Person as a Member of the Company, the Manager will promptly make available for inspection by such Member at the Company's principal address, a copy of the books and records required to be maintained by the Company pursuant to the provisions of (i) and (iii) of Section 9.1 above.

(b) Each Member shall have the right, for a purpose reasonably related to the interest of that Person as a Member or Unit holder of the Company, to each of the following: (i) to inspect and copy (at such Person's expense) during normal business hours any of the records required to be maintained pursuant to Section 9.1 above, and (ii) to obtain from a Manager, promptly after becoming available, a copy of the Company's federal, state, and local income tax or other information returns for each year. In the event that extensive records or compilations are requested, the Manager may assess a reasonable charge for their services and for the costs incurred in connection with providing such information or documents. An hourly rate not in excess of $40.00 will be deemed to be a reasonable charge for such services.

9.3 <u>Accounting Basis and Fiscal Year</u>.

The Company's books and records shall fairly and accurately: (i) reflect all Company transactions; (ii) be appropriate and adequate for the Company's business and for the carrying out of all provisions of this Agreement; and (iii) be closed and balanced at the end of each Company fiscal year (except as otherwise expressly set forth in this Agreement). The fiscal year of the Company will be the calendar year, unless otherwise determined by the Manager in its sole discretion.

9.4 <u>Reports</u>.

(a) Each Unit Holder will be furnished quarterly reports reflecting the results of operations of the Company. The Company may retain a firm of certified public accountants to prepare, from information supplied by the Manager, annual financial statements and tax information that will be provided to all Unit holders within ninety (90) days after the close of each fiscal year. If Unit Holders holding at least thirty percent (30%) of the outstanding Units request that the financial statements for any year be audited, the Company will comply with such request, provided it is received no later than January 15 of the immediately following year. The Company will send, or cause to be sent, to each Member or holder of an economic interest in the Company, within ninety (90) days after the end of each taxable year, such information as is necessary to complete federal and state income tax or information returns.

(b) The Manager will promptly furnish to a Unit Holder, upon request, a copy of any amendment to the Articles or this Agreement executed by the Manager pursuant to a power of attorney from such Unit holder.

(c) The Manager will cause to be prepared and filed with the appropriate federal and state regulatory and administrative bodies all reports required to be filed by the Company with such bodies (excluding any reports referred to in Section 9.5). A Member may, upon written request, obtain a copy of any such report filed.

9.5 <u>Tax Returns</u>.

The Manager, at Company expense, will cause to be prepared income tax or information returns and reports for the Company and will further cause such returns or reports to be timely filed with the appropriate authorities.

9.6 <u>Tax Matters Member</u>.

The Manager is hereby designated as the "Tax Matters Member" of the Company in accordance with Section 6231(a)(7) of the Code and is authorized, at the Company's sole cost and expense, to represent the Company and the Members in connection with all examinations of the Company affairs by tax authorities, including resulting administrative and judicial proceedings, if any, and to expend Company funds for professional services and costs connected therewith. The Unit holders agree to cooperate with the Manager and to do or refrain from doing any and all things reasonably required by it to conduct such proceeding. The Manager will have the right to settle any audits, and to take any and all other action on behalf of the Members or the Company in connection with any tax audit or judicial review proceeding, to the extent permitted by applicable law and regulations; provided the Manager will not settle such audits or take such other action without the approval of the affected Unit holders holding a majority in interest of the affected Units, which approval will not be unreasonably withheld.

ARTICLE 10
CERTAIN LIMITATIONS AND RIGHTS AFFECTING THE MEMBERS

10.1 <u>Limited Liability of Members</u>.

Except as otherwise provided in Section 8.5 of this Agreement with respect to the liability of Manager, the Members (in their capacities as Members, Managers, or Unit holders) will not be responsible or liable for the losses, debts, liabilities, or obligations of the Company; provided, however, that under applicable law, the Members may, under certain circumstances, be required to return to the Company amounts previously distributed or paid to such Members.

10.2 <u>Limitations</u>.

None of the Unit holders shall have the authority or power in their capacities as Unit holders to: (i) act as agent for or on behalf of the Company or any other Member; (ii) do any act which would be binding on the Company or any other Member; (iii) incur any expenditures on behalf of or with respect to the Company; or (ii) demand or receive property other than money in lieu of any Distribution from the Company (except as expressly authorized by the Manager in its sole discretion).

10.3 <u>Voting Rights of Unit Holders and Major Decisions</u>.

(a) A Manager may be removed for "Cause" upon the approval of a majority in interest of the Unit Holders. For purposes of this Agreement, removal of the Manager for "Cause" shall mean removal due to the (a) gross negligence or fraud of the Manager, (b) willful malfeasance, willful misconduct, or willful breach of this Agreement by the Manager, (c) a felony conviction by a principal of the Manager, or (d) bankruptcy, insolvency or inability of the Manager to meet its obligations as the same come due. The Manager may be terminated without "Cause" by a Super Majority Vote of Members holding all Units entitled to vote (i.e., at least sixty-seven percent (67%) of the outstanding Units). If the Manager or an Affiliate owns any Units, the Manager or the Affiliate, as the case may be, shall be entitled to participate in any vote to remove the Manager. The approval of at least a majority in interest of the Unit Holders will be required for the admission of a Substitute Manager. The Manager may not voluntarily dissolve the Company without the approval of at least a majority in interest of the Unit holders, except that the Company may be dissolved upon the occurrence of certain events that automatically cause dissolution as provided in Section 15.1 of this Agreement.

(b) In addition to the matters referred to in Subsection 10.3(a), the following will require approval of the Manager and the approval of least a majority in interest of the Unit holders:

(i) any amendment to this Agreement, except to the extent that Unit Holder approval is not required pursuant to Section 14.2 of this Agreement;

(ii) the voluntary withdrawal of the Manager;

(iii) any action taken by the Manager in contravention of this Agreement or to possess Company property or assign the Company's right in specific Company property for other than a Company purpose;

(iv) the merger or other reorganization of the Company, to the extent Unit holder approval is required under the Act;

(v) the sale, exchange, or other disposition of all or substantially all of the Company's assets (other than pursuant to the exercise of any lien or security interest granted in accordance with Subsection 8.1(b)).

(c) The voting or consent rights explicitly granted to the Unit holders are intended to be, and will be, exclusive. Votes of Unit Holders shall be treated as a single group or class when determining the outcome of a vote. Notwithstanding any provision contained in the Act to the contrary, the Unit Holders will have no voting or consent rights other than as expressly set forth in this Section 10.3 or elsewhere in this Agreement. Other than as restricted by the voting and consent rights explicitly set forth in this Agreement, the Manager will exercise its rights and powers as Manager of the Company, within the authority granted by the Act, the Articles, and this Agreement, without the necessity of obtaining any consent or approval of the Unit holders therefore.

ARTICLE 11
MEETINGS AND CONSENTS

11.1 Meetings.

(a) Meetings of Unit holders may be called by the Manager or by Unit holders holding at least thirty percent (30%) of the outstanding Units. Meetings may be called to vote on any of the matters subject to the vote of the Unit holders as set forth in this Agreement. Meetings of the Unit holders will be held at the principal office of the Company or at such other location as may be determined by the Manager in its sole discretion. A call for a meeting of the Unit holders will be deemed to have been made upon receipt by the Manager of a written request from Unit holders holding at least twenty percent (20%) of the then-outstanding Units and stating the purpose of the meeting. Subject to compliance by the Unit holders requesting the meeting with any applicable laws and regulations pertaining to the solicitation of proxies, the Manager will, upon receiving such request, promptly cause written notice to be given to the Unit holders of the place, date, and hour of and the general nature of the business to be transacted at the meeting, and the meeting will be held on the date requested by the Person(s) calling the meeting, provided that such date is not less than ten (10) days, nor more than sixty (60) days after the date of the Manager's receipt of such request. No business may be transacted at such meeting other than as set forth in such notice. All costs and expenses of the notification and conduct of meetings will be paid by the Company.

(b) Notice to a Unit holder of a meeting called pursuant to Subsection 11.1(a) above will be given either personally or by mail or other means of written or facsimile communication determined by the Manager in its sole discretion, addressed to the Unit holder at the address (or facsimile number, as the case may be) of the Unit holder appearing on the books of the Company or given by the Unit holder to the Company for the purpose of notice, or, if no address appears or is given, at the place where the principal executive office of the Company is located and by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located. The notice will be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written or facsimile communication or publication as provided above. An affidavit of the giving of any notice in accordance with the provisions of this Subsection 11.1(b), executed by the Manager, will be prima facie evidence of the giving of the notice or report. If any notice or report addressed to a Unit holder at the address of the Unit holder appearing on the books of the Company is returned to the Company by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice or report to the Unit holder at the address, all future notices or reports will be deemed to have been duly given without further mailing if they are available for the Unit holder at the principal executive office of the Company for a period of one year from the date of the giving of the notice or report to all other Unit holders.

(c) At any meeting of the Unit holders, the presence in person or by proxy of Unit holders holding a majority in interest of the outstanding Units will constitute a quorum; provided, however, if there be no such quorum, Unit holders who hold at least fifty percent (50%) of the Units so present or so represented may adjourn the meeting from time to time without further notice until a quorum will have been obtained. No notice of the time, place, or purpose of any meeting of Unit holders need be given (i) to any Unit holder who attends in person or is represented by proxy (except when the Unit holder attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business on the ground that the meeting is not lawfully called or convened) or (ii) to any Unit holder entitled to such notice who, in writing, executed and filed with the records of the meeting, either before or after the time thereof, waives such notice.

(d) Notwithstanding Section 5.4 hereof, for the specific purpose of determining the Unit holders entitled to vote at any meeting of the Unit holders or any adjournment thereof, the Manager may fix, in advance, a date (prior to the date of such meeting) as the record date for any such determination of the Unit holders. Such date will not be more than sixty (60) days nor less than ten (10) days before any such meeting. Unless the record date is fixed by the Manager, the record date will be the actual date of the meeting.

11.2 Proxies.

Each Unit holder may authorize any Person or Persons to act for such Unit holder by proxy in all matters in which the Unit holder is entitled to participate, whether by waiving notice of any meeting, voting, or participating at a meeting. Each proxy must be signed by the Unit holder or the Unit holder's attorney-in-fact. No proxy will be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy.

11.3 Consents.

Any action the Unit holders are authorized to take under this Agreement may be taken without a meeting (whether notice is given in accordance with applicable sections of the Act or any applicable successor statute and whether any Unit holder or Manager request a meeting to discuss or vote on the matter) if written consents to the taking of the action are executed and delivered to the Manager, on or within thirty (30) days before the effective date on which such action is to be taken (unless the Manager elects in writing to permit consents to be effective that are executed and delivered prior to such 30-day period) by Unit holders holding not less than the percentage of outstanding Units that would be necessary to authorize or take such action at a meeting at which all the Unit holders entitled to vote thereon were present and voted. Such action will be effective immediately upon the execution and delivery of the requisite written consents. The intent of this Section 11.3 is to provide for the effectiveness of written consents otherwise than as provided in applicable sections of the Act or any applicable successor statute.

ARTICLE 12
ASSIGNMENT, SUBSTITUTION, AND ADMISSION OF MEMBERS

12.1 <u>Assignment of Interests</u>.

No Unit Holder may sell, transfer, assign, pledge, or otherwise dispose of all or any part of such Unit holder's interest in any Unit, except for an assignment made with the Manager's prior written consent, which consent will not be unreasonably withheld. No Unit holder approval will be required for any such sale, transfer, assignment, pledge, or other disposition. Any attempted sale, transfer, assignment, pledge, or other disposition of all or any part of any Unit holder's interest in any Unit that does not comply with this Section 12.1 shall be void.

In determining whether to grant consent to an assignment, the Manager may, in its sole discretion, require that the following conditions, among others, be complied with:

(a) the assignee will consent in writing, on a form prepared by or satisfactory to the Manager, to be bound by the terms and conditions of this Agreement in the place and stead of the assignor (whether a writing on such form is executed and delivered, each assignee will, upon the effectiveness of such assignment, be bound by the terms and conditions of this Agreement, as the same may be amended from time to time);

(b) the assignee will deliver an opinion of counsel, in form and substance satisfactory to the Manager, to the effect that the conditions referred to in (i) through (iv) below have been complied with; and

(c) the assignee will pay any out-of-pocket costs of the Manager or the Company in connection with the assignment;

The Manager anticipates that it will withhold its consent to an assignment if, among other reasons, the Manager concludes, in its good faith judgment, that:

(i) the Company would become subject to the Department of Labor's plan asset regulations as a result of the assignment;

(ii) the assignment would not be in compliance with all the requirements of the Act;

(iii) the assignment would not be in compliance with applicable federal and state securities laws; or

(iv) the assignment would cause a termination of the Company for federal income tax purposes.

The Manager may require that any Unit holder or other Person proposing to make an assignment provide an opinion of counsel with respect to matters on which the Manager will rely in determining whether to consent to the proposed assignment.

12.2 <u>Substituted Unit Holders</u>.

(a) The term "Substituted Unit Holder" will refer to an assignee who: (i) has been approved, in writing, as a Substituted Unit Holder by the Manager (which approval may be given or withheld in the Manager's sole discretion); (ii) has acquired the beneficial interest of a Unit holder in compliance with the then applicable rules and regulations of governmental authorities having jurisdiction, with all applicable laws, and with this Agreement; and (iii) has executed and delivered such forms of assignment and substitution and such other documents as the Manager may reasonably require. No assignee of a Unit holder will become a Substituted Unit holder without written approval of the Manager as provided above in this Subsection 12.2(a). Any attempted substitution of a Unit holder that does not comply with this Subsection 12.2(a) will be void, unless otherwise determined by the Manager in its sole discretion. No approval of any Member other than the Manager will be required for any such substitution. Any assignee admitted to the Company as a Substituted Unit holder will be automatically subject to and bound by all the provisions of this Agreement, and entitled to all the rights of a Unit holder hereunder as if an original party to this Agreement.

(b) A valid assignee who has not been admitted as a Substituted Unit holder in accordance with the procedure set forth in Subsection 12.2(a) will not be a Unit holder and will not be entitled to the rights of a Unit holder (including, but not limited to, the right to vote on or consent to Company action) other than the right to receive the Distributions to which the assignor Unit holder would have been entitled in the absence of such assignment.

12.3 Issuance of Additional Units.

The Manager may at any time cause the Company to issue additional Units in connection with an additional equity capital raise. Beyond that the first additional equity capital raise, the Manager may issue additional Units only with the prior approval of a Super Majority Vote of the Unit Holders.

12.4 Substituted Manager.

Notwithstanding anything to the contrary in this Agreement, a Manager may, without Unit holder approval, substitute in its stead as Manager any entity which has, by merger or otherwise, acquired substantially all of the assets of the Manager and continued its business. The Manager may, without Unit holder approval, assign all or any portion of its economic or ownership interest in the Company, and such assignment will not terminate or otherwise change the Manager's status as Manager of the Company, result in the dissolution of the Company, or permit the Unit holders to remove the Manager other than by the vote provided for in Subsection 10.3(a).

ARTICLE 13
TERMINATION OF MANAGER

13.1 Termination of Manager.

(a) The Manager shall cease to be the Manager of the Company upon the occurrence of any of the following events (the former Manager that ceases to be a Manager is referred to as the "Terminated Manager"):

(i) such Manager withdraws from the Company; provided such withdrawal may only be made by such Manager with the consent of a majority in interest of the Unit holders;

(ii) the Unit holders remove the Manager pursuant to Subsection 10.3(a); or

(iii) in the case of a Manager that is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation; in the case of a Manager that is an individual, the death of such individual or the entry of an order adjudicating such individual incompetent to manage such individual's person or estate; in the case of a Manager that is a partnership or limited liability company, the dissolution of such entity or, in the case of a Manager that is acting as Manager by virtue of being a trustee of a trust, the termination of such trust (but not merely the substitution of a new trustee, and, in the case of such a substitution, the new trustee automatically will become a new Manager).

Except as set forth above, the Manager will not cease to be Manager of the Company.

(b) When the Manager ceases to be Manager of the Company, the agency relationship between the Company and such Terminated Manager will be terminated (except to the extent necessary and permissible hereunder to wind up and dissolve the Company), and such Terminated Manager will have no liability for any debts or liabilities of the Company incurred thereafter.

ARTICLE 14
AMENDMENTS OF COMPANY DOCUMENTS

14.1 Amendments in General.

Except as otherwise provided in this Agreement, this Agreement may be amended only by consent of the Manager and a Super Majority Vote of the Unit holders. Amendments requiring the consent of the Unit holders may be proposed by the Manager or by Unit holders holding at least thirty percent (30%) of the then-outstanding Units. When an amendment requiring Unit Holder approval is proposed, the Manager will submit to the Unit Holders a written statement of the text and purpose of the proposed amendment.

14.2 Amendments Without Consent.

In addition to any amendments otherwise authorized herein, the Manager may amend this Agreement from time to time, without the consent of or prior notice to the Unit holders, if such amendment: (i) does not have a material adverse effect upon the Unit holders; (ii) adds to the representations or obligations of the Manager or surrenders any right or power granted to the Manager herein; (iii) corrects any error or resolves any ambiguity in or inconsistency between any of the provisions hereof; (iv) deletes or adds any provision required to be so deleted or added by any state securities commission or other governmental authority; (v) updates the list of Unit holders on Schedule A; or (vi) is deemed to be necessary or desirable, in the reasonable determination of the Manager, (A) to satisfy any requirements, conditions, or guidelines contained in any regulation, ruling, order, directive, or opinion of any federal or state agency or judicial authority or contained in any federal or state statute (including any amendment in accordance with Section 5.2 and Subsection 7.1(a) above), (B) to ensure that the Unit holders will receive proper treatment for federal income tax purposes, and (C) to make any change in the method of allocating income, losses, deductions, or credits, or in the method of maintaining Members' Capital Accounts, as may be required under the Code or Regulations.

ARTICLE 15
DISSOLUTION AND TERMINATION OF THE COMPANY

15.1 Dissolution.

The Company will be dissolved and its affairs wound up upon the occurrence of the first to occur of the following: (i) the sale, exchange, or other disposition of all or substantially all of the Company's assets; (ii) entry of a decree of judicial dissolution of the Company; (iii) the Manager's election to dissolve the Company, provided the election is approved by a majority in interest of the Unit holders; and (iv) the termination of the legal existence of the last remaining Member of the Company or the occurrence of any other event which terminates the continued membership of the last remaining Member of the Company in the Company unless the Company is continued without dissolution in a manner permitted by this Agreement or the Act.

15.2 <u>Liquidation</u>.

The winding up of the affairs of the Company and the distribution of its assets will be conducted exclusively by the Manager, which is hereby authorized to do any and all acts and things authorized by law for these purposes. The Manager will cause the cancellation of the Company's Articles upon completion of the dissolution and liquidation of the Company. Pending sale of the Company's assets and such cancellation, the Manager will have the right to continue the business of the Company and otherwise deal with Company property. In the event the Manager withdraws, or otherwise ceases to be the Manager, and there is no successor Manager, the Unit holders will elect a liquidating trustee to perform the functions of a Manager in liquidating the assets of the Company and winding up its affairs. Upon a dissolution of the Company, the Manager (or the liquidating trustee, if applicable) will take full account of the Company's assets and liabilities, will cause the assets to be liquidated as promptly as is consistent with obtaining the fair value thereof (and subject to the provisions of Section 1.3 with respect to liquidation), and will cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed in the following order:

(a) to the payment and discharge of all of the Company's debts and liabilities, including the establishment of any necessary contingency reserves; and

(b) the balance, if any, to the Members and Manager in accordance with Section 5.2(b) of this Agreement.

If Company assets are to be distributed in kind in accordance with Section 15.4 hereof, each Member's Capital Account shall be credited or debited with the amount of gain or loss that would have been allocated thereto under Section 7.2 or 7.3 hereof if the Company had sold such assets for their fair market value as determined by the Manager.

15.3 <u>Capital Account Deficits</u>.

No Member who has an Adjusted Capital Account Deficit, after the Company's liquidation and termination will have any obligation to make any contribution to the capital of the Company with respect thereto. The deficit balance of any Member's Capital Account will not be considered a debt owed by such Member to the Company or any other Person for any purpose whatsoever.

15.4 <u>Distribution in Kind</u>.

If the Manager determines that a portion of the Company's assets should be distributed in kind to the Members, it may do so and it will make a good faith determination of fair market value which will be final and binding on the Members. Distribution of any such asset in kind to a Member will be considered a Distribution of an amount equal to the asset's fair market value (taking into account any liability to which the asset is subject) for purposes of Article 5 of this Agreement. The Members will be required to accept such Distribution in kind in lieu of cash. No Member will have the right to require the Manager to cause the Company to make a Distribution in kind.

15.5 <u>Termination</u>.

Upon the completion of the Distribution of Company assets as provided in this Article 15, and the termination of the Company, the Manager will cause such documents to be filed and take such action as may be necessary to legally terminate the Company.

ARTICLE 16
MISCELLANEOUS PROVISIONS

16.1 Notices.

(a) Any written notice, offer, demand, or communication required or permitted to be given by any provision of this Agreement will be deemed to have been sufficiently given for all purposes if delivered personally or by telecopier (with a copy also sent by mail) to the party to whom the same is directed or if sent by mail addressed (i) if to a Unit holder, to the Unit holder's address as set forth in the Company's books and records or (ii) if to the Company or a Manager, as follows:

if to the Company, to the following address or facsimile number:

Mosaic Distributors, LLC 507 Calle San Pablo, Camarillo, California 93012
Attention: Chris Kolodziejski Fax: 805 383-7712

if to the Manager, to the following address or facsimile number:

Chris Kolodziejski 507 Calle San Pablo, Camarillo, California 93012
Attention: Fax: 805 383-7712

with a mandatory copy to:

Clay Lorinsky, Esq., Lorinsky & Associates, Inc., 12424 Wilshire Blvd., 12th floor, Los Angeles, California 90025 Fax: (310) 207-4723

(b) Any notice delivered by facsimile which the recipient acknowledges having received or that is personally delivered will be deemed to be given on the day of such transmission by facsimile transmission or personal delivery. Any such notice that is sent solely by mail will be deemed to be given two (2) business days after the date on which the notice is mailed.

(c) Any Member may change such Member's address for purposes of this Agreement by giving written notice of such change to the other Members in the manner set forth in Section 16.1 of this Agreement.

16.2 Article and Section Headings.

The headings in this Agreement are inserted for convenience and identification only and are in no way intended to interpret, define, or limit the scope, extent, or intent of this Agreement or any of the provisions hereof.

16.3 Construction.

The language in all parts of this Agreement will be in all cases construed according to its fair meaning and not strictly for or against any Member. The terms "including," "includes," or similar terms will be deemed to mean that certain items are being referred to without limitation or exclusion of other items. The term "costs" will be deemed to include "expenses" and vice versa.

16.4 Severability.

If any covenant, condition, term, or provision of this Agreement is illegal, or if the application thereof to any Person or in any circumstance will to any extent be judicially determined to be invalid or unenforceable, the remainder of this Agreement, or the application of such covenant, condition, term, or provision to any Person or in circumstances other than those to which it is held invalid or unenforceable will not be affected thereby, and each covenant, condition, term, and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law.

16.5 <u>Governing Law; Jurisdiction; Arbitration</u>.

This Agreement will be construed and enforced in accordance with and governed by the laws of the State of California without regard to conflicts of law provisions or principles thereof. Any dispute or controversy arising out of, or relating to, this Agreement will be resolved by binding arbitration brought in Los Angeles, California, or such other location as may selected by the Manager in its sole discretion, under the auspices of JAMS, and each Member hereby submits to the <u>in personam</u> jurisdiction of such tribunal and waives any objection that such forum is inconvenient or that is otherwise based on a theory of forum non conveniens. The substantially prevailing party or parties in any such arbitration will receive from the other party or parties to the arbitration such prevailing party's (or parties') costs of arbitration, including reasonable attorneys' fees and disbursements, in addition to any other relief to which such prevailing party or parties may be entitled. This Section 16.5 will apply to the situations covered by arbitration in accordance with the provisions of Subsection 13.2(a).

16.6 <u>Counterparts</u>.

This Agreement may be executed in one or more counterparts (including facsimile counterparts), each of which will, for all purposes, be deemed an original and all of such counterparts, taken together, will constitute one and the same Agreement.

16.7 <u>Entire Agreement</u>.

This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. All prior or contemporaneous agreements or understandings among the parties with respect to the subject matter hereof, whether written or oral, are merged herein and will be of no force or effect. This Agreement cannot be changed, modified, or discharged except by a writing executed and delivered in accordance with the terms of this Agreement.

16.8 <u>Cross-Reference</u>.

All cross-references in this Agreement, unless specifically directed to another agreement or document, refer to provisions in this Agreement.

16.9 <u>Further Assurances</u>.

Each Member agrees to execute and deliver such further instruments and do such further acts and things as may be requested by the Manager to carry out the intent and purposes of this Agreement.

16.10 <u>Successors and Assigns</u>.

Subject in all respects to the limitations on transferability contained herein, this Agreement will be binding upon, and will inure to the benefit of, the heirs, administrators, personal representatives, successors, and assigns of the respective parties hereto.

16.11 <u>Waiver of Action for Partition</u>.

Each of the parties hereto irrevocably waives, during the term of the Company and during the period of its liquidation following any dissolution, any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

16.12 <u>Creditors</u>.

Notwithstanding any provision hereof or any other document governing the formation, management, or operation of the Company to the contrary, when acting on matters subject to the vote of the Members, notwithstanding that the Company is not then insolvent, all of the Members shall take into account the interest of the Company's creditors, as well as those of the Members.

16.13 <u>Remedies</u>.

The rights and remedies of the Members or the Company hereunder will not be mutually exclusive, and the exercise by any Member or the Company of any right to which it is entitled will not preclude the exercise of any other right it may have.

16.14 <u>Authority</u>.

Each individual executing this Agreement on behalf of a partnership, corporation, or other entity warrants that such individual is authorized to do so and that this Agreement will constitute the legally binding obligation of such entity.

16.15 <u>Signatures</u>.

The signature on behalf of the Company by the Manager (acting directly or through any authorized representative of the Manager) will be sufficient to bind the Company to any agreement or any document, including, but not limited to, documents drawn or agreements made in connection with the acquisition or disposition of any assets pursuant to this Agreement.

16.16 <u>Consent or Approval</u>.

Unless expressly stated otherwise in this Agreement, where any consent, approval, or other action is required or permitted to be given or taken by the Unit holders, such consent, approval, or other action may be given or taken by any combination of Unit holders whose combined Units equal or exceed a majority (or such percentage as may be required by the terms of this Agreement) of the total Units of all the Unit holders then outstanding.

16.17 <u>Power of Attorney</u>.

(a) Each Unit holder (including, for the purposes of this Section 16.17, each Substituted Unit holder), by the execution or adoption of this Agreement, hereby irrevocably constitutes and appoints the Manager (and any authorized representative of the Manager) (each referred to in this Section 16.17 as an "Attorney-in-Fact"), as such Unit holder's true and lawful Attorney-in-Fact with full power of substitution and re-substitution, for such Unit holder and in such Unit holder's name, place, and stead, to execute, acknowledge, deliver, swear to, file, and record such documents as may be necessary or appropriate to carry out the provisions of this Agreement, including, but not limited to:

(i) all certificates and instruments and any amendments thereof which any Attorney-in-Fact deems appropriate to form, qualify, or continue the Company as a limited liability company in such jurisdictions in which the Company is formed and may conduct business or in which such formation, qualification, or continuation is, in the opinion of any Attorney-in-Fact, necessary to protect the limited liability of the Members;

(ii) all amendments of this Agreement adopted in accordance with the terms hereof and all instruments which any Attorney-in-Fact deems appropriate to reflect a change or modification of the Company in accordance with the terms of this Agreement; and

(iii) all certificates and other instruments which any Attorney-in-Fact deems appropriate to reflect the dissolution and termination of the Company.

(b) The appointment by each Unit holder of the Attorney-in-Fact as attorney-in-fact will be deemed to be a power coupled with an interest and irrevocable and will survive the bankruptcy, death, incompetence, or dissolution of any Person hereby giving such power and a transfer or assignment of the Units of such Person; provided, however, in the event of a transfer by a Unit holder of all of the Unit holder's Units, the foregoing power of attorney of a transferor Unit holder will survive such transfer only until such time as the transferee will have been admitted to the Company as a Substituted Unit holder and all required documents and instruments will have been duly executed filed and recorded to effect such substitution. Any Person dealing with the Company may conclusively presume and rely upon the fact that any instrument referred to above, executed by the Unit holder through the Attorney-in-Fact, is authorized, regular, and binding, without further inquiry. If required, each Unit holder will execute and deliver to the Attorney-in-Fact, within five (5) days after the receipt of a request therefor, such further designations, powers of attorney, or other instruments as the Attorneys-in-Fact may deem necessary for the purposes of this provision.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

Mosaic Distributors, LLC,
a California limited liability company

By: _____
    Chris Kolodziejski, Manager

UNIT HOLDERS:

The Persons listed on Schedule A hereto
Attorney in Fact, Chris Kolodziejski,

By: _____
    Chris Kolodziejski

SCHEDULE A

LIST OF UNIT HOLDERS

[SEE ATTACHED]

Mosaic Distributors, LLC
Total Unit Ownership as of 5/30/2018

Investor	Common Units	Series A Preferred	Common Warrants	Total Units Owned	Non-Diluted Ownership	Fully-Diluted Ownership
Chris Kolodziejski	5,101,346	58,055	12,900	5,172,301	38.62%	32.86%
Kimberly Kolodziejski	776,943	-	-	776,943	5.82%	4.94%
Eric Saraniecki / Neva	210,000	-	-	210,000	1.57%	1.33%
Clay Lorinsky	61,017	-	-	61,017	0.46%	0.39%
Drake Turner	54,063	-	-	54,063	0.40%	0.34%
Legacy Investors who converted						
Net Frontier	23,312	-	-	23,312	0.17%	0.15%
Sharon Blinkoff	53,220	-	-	53,220	0.40%	0.34%
Martin Crowe	127,453	-	-	127,453	0.95%	0.81%
Mark Depew	14,605	-	-	14,605	0.11%	0.09%
Laura Johnson	28,487	-	-	28,487	0.21%	0.18%
Jim Kaufman	78,044	-	-	78,044	0.58%	0.50%
Wasef Mattar	55,530	-	-	55,530	0.42%	0.35%
Charlene Clark Survivor's Trust	77,992	-	-	77,992	0.58%	0.50%
Mark & Angie Depew	77,992	-	-	77,992	0.58%	0.50%
Joanne Dickenson	92,265	-	-	92,265	0.69%	0.59%
Jewel Graff	168,982	-	-	168,982	1.26%	1.07%
Ken Hurbert	18,198	-	-	18,198	0.14%	0.12%
Cindy Kolodziejski	18,198	-	-	18,198	0.14%	0.12%
Brice Kolodziejski	6,499	-	-	6,499	0.05%	0.04%
Bo Meyer	15,598	-	-	15,598	0.12%	0.10%
Radine Sally Oxley	32,496	-	-	32,496	0.24%	0.21%
Mark & Dolores Vajcovec	36,396	-	-	36,396	0.27%	0.23%
WATT 1994 MAINT TRUST	64,993	-	-	64,993	0.49%	0.41%
J. Scott Watt 1998 Trust	32,496	-	-	32,496	0.24%	0.21%
Tim Welch	12,999	-	-	12,999	0.10%	0.08%
Holly Leaf Associates LP	32,496	-	-	32,496	0.24%	0.21%
Krystyn Kolodziejski	6,499	-	-	6,499	0.05%	0.04%
Jim Gustafson / C.L.E. Holdings	165,732	-	-	165,732	1.24%	1.05%
Nels Gustafson	6,499	-	-	6,499	0.05%	0.04%
CFG & Series A Investors						
Neva Investments	-	483,767	-	483,767	3.62%	3.07%
Bruce P. Bedford	-	140,845	-	140,845	1.05%	0.89%
Donald R. Kendall	-	77,330	43,002	120,331	0.58%	0.76%
Robert Barnett	-	186,174	103,204	289,378	1.39%	1.84%
PPV, Inc.	-	77,643	43,002	120,644	0.58%	0.77%
Bonnie Yak Wah Pun	-	320,555	172,006	492,561	2.40%	3.13%
Quintium Private Opportunities Fund, L.P.	-	386,667	215,008	601,675	2.89%	3.82%
Edmund Tiryakian	-	38,647	21,501	60,148	0.29%	0.38%
Whittier Trust	-	386,667	215,008	601,675	2.89%	3.82%
Thomas Craig	-	38,666	21,501	60,167	0.29%	0.38%
Doug Cruikshank	-	77,333	43,002	120,335	0.58%	0.76%
Hendren Investment and Management LLC	-	115,775	64,502	180,277	0.87%	1.15%
Peter Milhaupt	-	1,084,182	180,606	1,264,789	8.12%	8.03%
Jenelle Scanlon	-	105,484	43,002	148,486	0.79%	0.94%
Mike Whitehouse	-	154,667	86,003	240,670	1.16%	1.53%
Tadd Seitz	-	208,544	116,104	324,648	1.56%	2.06%
Rob Cascella/RAC Advisors LLC	-	77,333	43,002	120,335	0.58%	0.76%
BKR Capital LLC	-	77,147	43,002	120,148	0.58%	0.76%
Tony Hussain/Capvesco In'l Group	-	30,908	17,201	48,108	0.23%	0.31%
Christopher Thomas Wurtz	-	77,333	43,002	120,335	0.58%	0.76%
Hans Bald	-	233,966	86,003	319,969	1.75%	2.03%
Paul Koo	-	228,206	86,003	314,209	1.71%	2.00%
Jim Wallace	-	59,764	34,401	94,165	0.45%	0.60%
IRA Services Trust Co. CFBO Richard Kent Tracy IR/	-	70,423	-	70,423	0.53%	0.45%
Alfred Morris	-	70,423	-	70,423	0.53%	0.45%
Joshua Star	-	985,915	-	985,915	7.38%	6.26%
STRATA Trust Company, Custodian FBO Bruce Vict	-	56,338	-	56,338	0.42%	0.36%
Audra Cooper	-	-	81,703	81,703	0.00%	0.52%
Bangers & Mash	-	-	43,002	43,002	0.00%	0.27%
Carolina Financial Securities, LLC	-	-	525,000	525,000	0.00%	3.34%
Total	**7,450,352**	**5,908,758**	**2,382,665**	**15,741,775**	**100.00%**	**100.00%**

EXHIBIT B
JOINDER CERTIFICATE

[certificate follows this page]

JOINDER CERTIFICATE
Mosaic Distributors, LLC
(a North Carolina Limited Liability Company)

By signing this Joinder Certificate, the undersigned accepts and agrees to be a party to and bound by all the terms and provisions of the Second Amended and Restated Operating Agreement for Mosaic Distributors, LLC, dated as of November 4, 2016, as it may be further amended from time to time.

Dated this 4th day of November, 2016.

PLEASE SIGN BELOW IF AN INDIVIDUAL

By: _____

Name: _____

Address: _____

_____

_____

Email: _____

PLEASE SIGN BELOW IF AN ENTITY

Entity Name: _____

By: _____

Name: _____

Address: _____

_____

_____

Email: _____

SUBORDINATION AND INTERCREDITOR AGREEMENTS

THIS SUBORDINATION AND INTERCREDITOR AGREEMENT is made as of November 1, 2016 (this "**Agreement**"), by and between Mosaic Distributors, LLC, a California limited liability company ("**MD**") and Mosaic Marketing Partners, LLC, a California limited liability company ("**MMP**" or "**Subordinated Lender**").

RECITALS

A. In connection with MD's purchase of MMP assets, MD executed and delivered to MMP a promissory note dated September 9, 2013 ("**MMP Note**" or "**Subordinated Liabilities**").

B. In connection with its 2013 financing, MD issued Senior Secured Convertible Notes ("**Convertible Notes**") to investors ("**Holders of the Senior Liabilities**") which Convertible Notes are senior in liquidation preference to the MMP Note.

C. In connection with its 2016 financing, MD has requested holders of the Convertible Notes to convert their Convertible Note investment into Series A Participating Preferred Membership Interests of MD ("**Converted Shares**"). The Convertible Notes and the Converted Shares shall hereinafter be collectively referred to as the "**Senior Liabilities**" and all investors, both existing and to be determined, in the Senior Liabilities shall hereinafter be collectively referred to as the "Holders of the Senior Liabilities" and individually as a "Holder of a Senior Liability".

D. Holders of the Convertible Notes are willing to convert their respective interests provided that after such conversion they remain senior in liquidation preference to the MMP Note in the event of a liquidation of the assets of MD.

E. MMP is willing to subordinate the MMP Note to the Senior Liabilities in order to enable MD to obtain additional financing under the terms and conditions set forth in this Agreement.

AGREEMENTS:

Now, therefore, for good and valuable consideration, the receipt and adequacy of which is acknowledged, the parties agree as follows:

1. <u>Subordination of Liens</u>. MMP agrees that the MMP Note is and shall be subordinate to the Senior Liabilities and to any liens and security interests related to the Senior Liabilities, if any, created thereby and to all amendments, modifications, extensions, replacements or renewals of the Senior Liabilities as such may be, and to any and all advances made or to be made under the Senior Liabilities pursuant to their terms.

2. <u>Subordination of Payment</u>. Until such time as the date on which the all amounts due which are associated with the Convertible Notes have been paid in full and all amounts due which are associated with Converted Shares has been paid in full to the Holders of the Senior Liabilities, the payment of the Subordinated Liabilities shall be postponed and subordinated to the payment of all of the Senior Liabilities, and Subordinated Lender shall accept no payments or other distributions whatsoever (including without limitation distributions of casualty insurance or condemnation proceeds) on account of the Subordinated Liabilities, nor shall any property or assets of MD be applied to the purchase or acquisition or retirement of any Subordinated Liabilities. If Subordinated Lender obtains any payments in violation of this Agreement, Subordinated Lender will hold such payments in trust for Holders of the

Senior Liabilities and will immediately pay such amount to holders of the Senior Liabilities, pro rata to the aggregate outstanding amount. Subordinated Lender acknowledges and agrees that MD's compliance with the foregoing restriction shall not constitute a default under the MMP Note.

3. <u>Constructive Trust.</u> In the event that Subordinated Lender receives any payment or other distribution of any kind or character from MD or from any other source whatsoever in respect to any of the Subordinated Liabilities, other than as expressly permitted by the terms of this Agreement, such payment or other distribution shall be received and shall be held by Subordinated Lender in trust for Holders of the Senior Liabilities and promptly turned over by Subordinated Lender to the Holders of the Senior Liabilities, pro rata to the aggregate outstanding amounts due to the Holders of the Senior Liabilities . Subordinated Lender shall execute such further documents or instruments and take such further action as Holders of the Senior Liabilities may reasonably require from time to time to carry out the intent of this Agreement.

4. <u>Limitation on Remedies of Subordinated Lender.</u> Notwithstanding anything contained in the MMP Note to the contrary, Subordinated Lender shall not be permitted to exercise any of Subordinated Lender's remedies under the MMP Note until the earlier of (i) 180 days after written notice from Subordinated Lender to Holders of the Senior Liabilities of the occurrence of an event of default under the MMP Note which gives Subordinated Lender the right to exercise such remedies, or (ii) the Senior Liabilities are repaid in full (such period, the "Standstill Period"). If Subordinated Lender commences or participates in an action or proceeding based upon the Subordinated Liabilities in violation of this Agreement (other than with the prior written consent of Holders of the Senior Liabilities), the Holders of the Senior Liabilities (a) may intervene and interpose a defense in its name or in the name of the MD, or (b) may take steps to cure any such event of default, in which case such cure shall be deemed to render any such event of default of no effect, and Subordinated Lender shall thereupon revoke any notice of default and/or acceleration with respect thereto and terminate and dismiss any such action or proceeding.

5. <u>Waiver by Subordinated Lender.</u> Subordinated Lender waives (a) notice of the existence, creation or except as provided in 8(b) herein, nonpayment of all or any of the Senior Liabilities, and (b) all diligence that may be required of the Holders of the Senior Liabilities in the collection, protection of or realization upon the Senior Liabilities or any security therefor.

6. <u>Representations and Covenants of Subordinated Lender.</u> Subordinated Lender hereby represents, warrants and certifies to Holders of the Senior Liabilities that, as of the date of this Agreement: (i) the Subordinated Liabilities have not been modified, amended or terminated, (ii) to Subordinated Lender's actual knowledge, there is no default or other event or circumstance which permits, or with the giving of notice or passage of time, or both, would permit, the Subordinated Lender to accelerate repayment of the Subordinated Loan or to refuse to make additional advances, if any, as contemplated by the Subordinated Loan Documents; and (iii) Subordinated Lender is the legal and beneficial owner of the entire Subordinated Loan, free and clear of any lien, security interest, option or other charge or encumbrance. Subordinated Lender shall not, without the prior written consent of Senior Lender, (a) modify, amend or consent to any modification or amendment of any document evidencing or securing the Subordinated Liabilities, or take or accept any other collateral to secure the Subordinated Liabilities or any other liabilities owed to Subordinated Lender; (b) except as provided above, commence, or join with any other creditor in commencing, any bankruptcy, reorganization or insolvency proceedings with respect to MD; (c) seek to appoint a receiver, or (d) take any action affecting MD's assets in which Holders of the Senior Liabilities claims a security interest.

7.   Representations of MD. MD hereby represents, warrants and certifies to the Subordinated Lender that, as of the date of this Agreement: (i) the Convertible Notes have not been modified, amended or terminated except as set forth in the conversion thereof to common shares, (ii) as set forth in the Acknowledgement and Consent, to MD 's actual knowledge, there is no default or other event or circumstance which permits, or with the giving of notice or passage of time, or both, would permit, MD to accelerate repayment of the Senior Liabilities or to refuse to make additional advances as contemplated by the Senior Liability Documents; and (iii) MD is the legal and beneficial owner of the entire Senior Loan.

8.   Bankruptcy. In the event of any dissolution, winding-up, liquidation, readjustment, reorganization or other similar proceedings relating to MD (whether voluntary or involuntary, partial or complete, and whether in bankruptcy, insolvency or receivership, or upon an assignment to benefit creditors, or any other marshalling of the assets and liabilities of MD, or any sale of all or substantially all of the assets of MD, or otherwise), the conversion of the Convertible Notes shall be deemed null and void and the value thereof prior to the conversion shall first be paid in full before Holders of the Senior Liabilities shall be entitled to receive and to retain any payment or distribution with respect to the Subordinated Liabilities.

9.   Notices of Default and Right To Cure.

(a)   Subordinated Lender agrees to give Holders of the Senior Liabilities or their representative, contemporaneously with the giving of notice to MD, copies of any notices given to MD regarding any default under the MMP Note or which notice would, following the passage of time and failure to cure, result in the occurrence of a "default", "event of default" or "Event of Default" under the MMP Note. Except as permitted under Section 4 above, Subordinated Lender agrees that the indebtedness evidenced, secured and guaranteed by the MMP Note shall not be accelerated, nor shall any remedies be pursued unless in the case of default thereunder and after expiration of all applicable grace periods, Subordinated Lender shall have given written notice of such default to MD and MD shall have consented to Subordinated Lender accelerating such debt or exercising such remedies in the sole discretion of MD and the Holders of the Senior Liabilities.

(b)   Holders of the Senior Liabilities agrees to give Subordinated Lender, contemporaneously with the giving of notice to MD, copies of any notices given to MD regarding any default under the Senior Liabilities documentation or which notice would, following the passage of time and failure to cure, result in the occurrence of a "default", "event of default" or "Event of Default" under the Senior Liabilities documentation.

(c)   Before Holders of the Senior Liabilities commences any enforcement under the MMP Note, the Holders of the Senior Liabilities agree to give Subordinated Lender a right to cure any default under the MMP Note (which Subordinated Lender may do so in its sole discretion) within five business days after Subordinated Lender's receipt of Holders of the Senior Liabilities s notice of intent to commence such enforcement. Any such amount advanced by Subordinated Lender shall be added to the Subordinated Liabilities and be subordinate to the Senior Liabilities as and to the extent set forth herein with respect to the Subordinated Liabilities.

10.   Subrogation. Until such time as the Senior Liabilities have been paid in full, Subordinated Lender shall not exercise any rights of subrogation which would result in Subordinated Lender obtaining a priority equal or superior to the priority of the MMP Note for any funds which Subordinated Lender may advance either to cure defaults under security instruments or otherwise protect the lien, if any, of the Subordinated Loan Documents or any of them.

11. <u>Permitted Actions by Holders of the Senior Liabilities</u> . Holders of the Senior Liabilities may, from time to time, in its sole discretion and without notice to Subordinated Lender, take any or all of the following actions: (a) retain or obtain a security interest in any property to secure any of the Senior Liabilities; (b) retain or obtain the primary or secondary obligation of any other obligor or obligors with respect to any of the Senior Liabilities; (c) extend or renew for one or more periods of time (whether or not longer than the original period), alter or modify any of the Senior Liabilities, or release or compromise any obligation of any nature of any obligor with respect to any of the Senior Liabilities; and (d) release its security interest in, or surrender, release or permit any substitution or exchange for all or any part of the property securing any of the Senior Liabilities, or extend or renew for one or more periods of time (whether or not longer than the original period) or release, compromise, alter or modify any obligation of any nature of any obligor with respect to any such property.

12. <u>Assignment.</u> Holders of the Senior Liabilities may, from time to time, without notice to Subordinated Lender, assign or transfer any interest in all or any portion of the Senior Liabilities or any interest therein; and notwithstanding any such assignment or transfer or any subsequent assignment or transfer thereof, such Senior Liabilities shall be and remain Senior Liabilities for the purpose of this Agreement, and every immediate and successive assignee or transferee of any of the Senior Liabilities or of any interest in the Senior Liabilities shall, to the extent of the interest of such assignee or transferee in the Senior Liabilities, be entitled to the benefits of this Agreement to the same extent as if such assignee or transferee were Holders of the Senior Liabilities ; provided, however, that unless Holders of the Senior Liabilities shall otherwise consent in writing, Holders of the Senior Liabilities shall have the unimpaired right, prior and superior to that of any such assignee or transferee, to enforce this Agreement for the benefit of Holders of the Senior Liabilities as to those of the Senior Liabilities which Holders of the Senior Liabilities has not assigned or transferred.

13. <u>Successors and Assigns.</u> This Agreement shall be binding upon the Subordinated Lender and the Holders of the Senior Liabilities and shall inure to the benefit of their respective successors and assigns whether immediate or remote.

14. <u>No Waiver by Holders of the Senior Liabilities.</u> Holders of the Senior Liabilities shall not be prejudiced in its rights under this Agreement by any act or failure to act by MD or Subordinated Lender, or any non-compliance of MD or Subordinated Lender with any agreement or obligation, regardless of any knowledge thereof which Holders of the Senior Liabilities may have or with which Holders of the Senior Liabilities may be charged; and no action of Holders of the Senior Liabilities permitted hereunder shall in any way affect or impair the rights of Holders of the Senior Liabilities and the obligations of Subordinated Lender under this Agreement. No delay on the part of Holders of the Senior Liabilities in the exercise of any rights or remedies shall operate as a waiver thereof, and no single or partial exercise by Holders of the Senior Liabilities of any right or remedy shall preclude other or further exercise or the exercise of any other right or remedy; nor shall any modification or waiver of any of the provisions of this Agreement be binding upon Holders of the Senior Liabilities except as expressly set forth in a writing duly signed and delivered on behalf of Holders of the Senior Liabilities .

15. <u>Notice.</u> Any notice, demand or other communication which any party may desire or may be required to give to any other party shall be in writing, and shall be deemed given (i) if and when personally delivered, (ii) upon receipt if sent by a nationally recognized overnight courier addressed to a party at its address set forth below, or (iii) on the third (3rd) business day after being deposited in United States registered or certified mail, postage prepaid, addressed to a party at its address set forth below:

To MD:

Mosaic Distributors, LLC
507 Calle San Pablo
Camarillo, California 93012
Attn: Chris Kolodziejski

To Holders of the   Carolina Financial Securities, LLC
Senior Liabilities: 100 Elks Club Road
                         Brevard. North Carolina 28712
                         Attn: Bruce Roberts

To Subordinated
Lender: Mosaic Marketing Partners, LLC
                         507 Calle San Pablo
                         Camarillo, California 93012
                         Attn: Chris Kolodziejski

Any party may change the address at which notices are required to be given to such party by notice to the other parties in accordance with this Agreement. A "business day" means any day other than a Saturday, Sunday or federal banking holiday.

16.   Construction and Interpretation of this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of California. Wherever possible each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this Agreement shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

17.   Termination. This Agreement shall terminate upon full and final payment of any and all amounts due under the Senior Liabilities, provided that all rights of Subordinated Lender under this Agreement shall automatically terminate at such time as the Subordinated Liabilities have been paid in full.

[Rest of page intentionally blank - signature on following pages]

IN WITNESS WHEREOF, the parties have executed this Subordination and Inter-creditor Agreement as of the date first above written.

MD:

Mosaic Distributors, LLC

By: _____
Name: Chris Kolodziejski
Title: Manager

SUBORDINATED LENDER:

Mosaic Marketing Partners, LLC

By: _____
Name: Chris Kolodziejski
Title: Manager